FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of September 30, 2016.

BANCO DE CHILE AND SUBSIDIARIES CONSOLIDATED INTERMEDIATE FINANCIAL STATEMENTS For the periods ended as of September 30, 2016 and 2015 and December 31, 2015.

BANCO DE CHILE AND SUBSIDIARIES

INDEX

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2016 and December 31, 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	September 2016 MCh$	December 2015 MCh$
ASSETS
Cash and due from banks	7	1,161,938	1,361,222
Transactions in the course of collection	7	485,580	526,046
Financial assets held-for-trading	8	1,411,245	866,654
Cash collateral on securities borrowed and reverse repurchase agreements	9	46,534	46,164
Derivative instruments	10	1,055,574	1,127,122
Loans and advances to banks	11	1,081,945	1,395,195
Loans to customers, net	12	24,414,881	23,956,275
Financial assets available-for-sale	13	399,517	1,000,001
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	31,815	28,126
Intangible assets	15	28,170	26,719
Property and equipment	16	217,213	215,671
Current tax assets	17	1,939	3,279
Deferred tax assets	17	286,758	255,972
Other assets	18	395,729	484,498
TOTAL ASSETS		31,018,838	31,292,944
LIABILITIES
Current accounts and other demand deposits	19	7,629,008	8,327,048
Transactions in the course of payment	7	297,673	241,842
Cash collateral on securities lent and repurchase agreements	9	221,271	184,131
Savings accounts and time deposits	20	10,572,835	9,907,692
Derivative instruments	10	1,067,561	1,127,927
Borrowings from financial institutions	21	1,123,190	1,529,627
Debt issued	22	6,165,344	6,102,208
Other financial obligations	23	165,436	173,081
Current tax liabilities	17	6,437	27,993
Deferred tax liabilities	17	27,114	32,953
Provisions	24	580,122	639,043
Other liabilities	25	309,670	259,312
TOTAL LIABILITIES		28,165,661	28,552,857

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,138,047	2,041,173
Reserves		486,083	390,616
Other comprehensive income		1,894	57,709
Retained earnings:
Retained earnings from previous periods		16,060	16,060
Income for the period		428,215	558,995
Less:
Provision for minimum dividends		(217,123)	(324,469)
Subtotal		2,853,176	2,740,084
Non-controlling interests		1	3
TOTAL EQUITY		2,853,177	2,740,087
TOTAL LIABILITIES AND EQUITY		31,018,838	31,292,944

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the nine-month ended September 30, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	September 2016 MCh$	September 2015 MCh$

Interest revenue	28	1,446,143	1,396,266
Interest expense	28	(530,885)	(489,714)
Net interest income		915,258	906,552

Income from fees and commissions	29	327,648	320,520
Expenses from fees and commissions	29	(87,501)	(97,361)
Net fees and commission income		240,147	223,159

Net financial operating income	30	128,574	36,923
Foreign exchange transactions, net	31	7,131	44,598
Other operating income	36	23,474	20,742
Total operating revenues		1,314,584	1,231,974

Provisions for loan losses	32	(222,454)	(229,051)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,092,130	1,002,923

Personnel expenses	33	(311,234)	(278,386)
Administrative expenses	34	(237,653)	(214,171)
Depreciation and amortization	35	(24,915)	(21,999)
Impairment	35	(4)	(144)
Other operating expenses	37	(23,614)	(23,591)

TOTAL OPERATING EXPENSES		(597,420)	(538,291)

NET OPERATING INCOME		494,710	464,632

Income attributable to associates	14	3,373	2,705
Income before income tax		498,083	467,337

Income tax	17	(69,868)	(48,439)

NET INCOME FOR THE PERIOD		428,215	418,898
Attributable to:
Bank’s Owners		428,215	418,897
Non-controlling interests		—	1

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	4.39	4.29
Diluted net income per share	27	4.39	4.29

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the nine-month ended September 30, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	September 2016 MCh$	September 2015 MCh$

NET INCOME FOR THE PERIOD		428,215	418,898

Other comprehensive income that will be reclassified subsequently to profit or loss

Net change in unrealized gains (losses) on available for sale instruments	13	(50,830)	3,527
Gains and losses on derivatives held as cash flow hedges	10	(22,535)	(5,122)
Cumulative translation adjustment	27	(59)	1
Subtotal Other comprehensive income before income taxes		(73,424)	(1,594)

Income tax		17,609	359

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(55,815)	(1,235)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income taxes		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

TOTAL CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		372,400	417,663

Attributable to:
Bank’s Owners		372,400	417,662
Non-controlling interests		—	1

	Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	3.81	4.28
Diluted net income per share	3.81	4.28

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month ended September 30, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of December 31, 2014		1,944,920	31,834	231,424	33,962	10,086	57	16,379	591,080	(324,588)	2,535,154	2	2,535,156
Capitalization of retained earnings		96,253	—	—	—	—	—	—	(96,253)	—	—	—	—
Income retention (released) according to law	27	—	—	127,383	—	—	—	—	(127,383)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(367,444)	324,588	(42,856)	(1)	(42,857)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	1	—	—	—	1	—	1
Derivatives cash flow hedge, net		—	—	—	—	(3,970)	—	—	—	—	(3,970)	—	(3,970)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	2,734	—	—	—	—	—	2,734	—	2,734
Income for the period 2015		—	—	—	—	—	—	—	418,897	—	418,897	1	418,898
Equity adjustment investment in other companies		—	(1)	—	—	—	—	(319)	—	—	(320)	—	(320)
Provision for minimum dividends		—	—	—	—	—	—	—	—	(241,823)	(241,823)	—	(241,823)
Balances as of September 30, 2015		2,041,173	31,833	358,807	36,696	6,116	58	16,060	418,897	(241,823)	2,667,817	2	2,667,819
Dividends distribution and paid		—	—	—	—	—	—	—	—	—	—	1	1
Defined benefit plans adjustment		—	(24)	—	—	—	—	—	—	—	(24)	—	(24)
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	1	—	—	—	1	—	1
Derivatives cash flow hedge, net		—	—	—	—	11,698	—	—	—	—	11,698	—	11,698
Valuation adjustment on available-for-sale instruments (net)		—	—	—	3,140	—	—	—	—	—	3,140	—	3,140
Income for the period 2015		—	—	—	—	—	—	—	140,098	—	140,098	—	140,098
Provision for minimum dividends		—	—	—	—	—	—	—	—	(82,646)	(82,646)	—	(82,646)
Balances as of December 31, 2015		2,041,173	31,809	358,807	39,836	17,814	59	16,060	558,995	(324,469)	2,740,084	3	2,740,087
Capitalization of retained earnings		96,874	—	—	—	—	—	—	(96,874)	—	—	—	—
Income retention (released) according to law	27	—	—	95,467	—	—	—	—	(95,467)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(366,654)	324,469	(42,185)	(2)	(42,187)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(59)	—	—	—	(59)	—	(59)
Derivatives cash flow hedge, net		—	—	—	—	(17,127)	—	—	—	—	(17,127)	—	(17,127)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(38,629)	—	—	—	—	—	(38,629)	—	(38,629)
Income for the period 2016		—	—	—	—	—	—	—	428,215	—	428,215	—	428,215
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(217,123)	(217,123)	—	(217,123)
Balances As of September 30, 2016		2,138,047	31,809	454,274	1,207	687	—	16,060	428,215	(217,123)	2,853,176	1	2,853,177

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month ended September 30, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September 2016	September 2015
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		428,215	418,898
Items that do not represent cash flows:
Depreciation and amortization	35	24,915	21,999
Impairment of intangible assets and property and equipment	35	4	144
Provision for loan losses	32	211,572	232,686
Provision of contingent loans	32	(8,382)	5,055
Additional provisions	32	52,075	30,921
Fair value adjustment of financial assets held-for-trading		(1,995)	215
(Gain) loss attributable to investments in other companies	14	(2,934)	(2,337)
(Gain) loss from sales of assets received in lieu of payment net	36	(3,698)	(2,568)
(Gain) loss on sales of property and equipment	36-37	(101)	(124)
(Increase) decrease in other assets and liabilities		109,553	(216,911)
Charge-offs of assets received in lieu of payment	37	2,935	1,220
Other charges (credits) to income that do not represent cash flows		(13,102)	(873)
Net changes from foreign exchange transactions of other assets and other liabilities		38,362	(519,370)
Net interest variation, readjustment and accrued fees on assets and liabilities		(119,886)	178,213

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		312,463	(406,619)
(Increase) decrease in loans to customers		(580,338)	(2,202,521)
(Increase) decrease in financial assets held-for-trading, net		(352,907)	57,098
(Increase) decrease in deferred taxes, net	17	(24,424)	(37,985)
Increase (decrease) in current account and other demand deposits		(696,892)	357,618
Increase (decrease) in payables from repurchase agreements and security lending		31,169	21,018
Increase (decrease) in savings accounts and time deposits		661,175	601,165
Proceeds from sale of assets received in lieu of payment		8,601	5,775
Total cash flows from operating activities		76,380	(1,457,283)

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		425,730	98,172
Purchases of property and equipment	16	(19,754)	(23,098)
Proceeds from sales of property and equipment		122	191
Purchases of intangible assets	15	(7,905)	(5,751)
Purchases of investments in other companies	14	(1,129)	(314)
Dividends received from investments in other companies	14	640	632
Total cash flows from investing activities		397,704	69,832

FINANCING ACTIVITIES:
Redemption of mortgage finance bonds		(6,330)	(10,248)
Proceeds from bond issuances	22	1,196,672	1,839,964
Redemption of bond issuances		(1,085,078)	(788,049)
Subscription and payment of shares		—	—
Dividends paid	27	(366,654)	(367,444)
Increase (decrease) in borrowings from foreign financial institutions		(406,248)	469,802
Increase (decrease) in other financial obligations		(5,121)	(31,205)
Increase (decrease) in borrowings from Central Bank of Chile		(2)	(2)
Other borrowings long-term		17,796	13,764
Payment of other borrowings long-term		(20,035)	(16,255)
Total cash flows from financing activities		(675,000)	1,110,327

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		(200,916)	(277,124)

Net effect of exchange rate changes on cash and cash equivalents		(38,362)	67,539

Cash and cash equivalents at beginning of year		2,093,908	1,825,578

Cash and cash equivalents at end of period	7	1,854,630	1,615,993

	September 2016	September 2015
	MCh$	MCh$
Operational Cash flow interest:

Interest received	1,366,028	1,255,570
Interest paid	(570,656)	(170,805)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                           Corporate information:

Banco de Chile is authorized to operate like a commercial bank since June 17, 1996, in conformity with the Article 25 of Law No, 19,396, Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (“ADR”) program — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended September 30, 2016 were approved for issuance in accordance with the directors on October 27, 2016.

2.                           Legal regulations, basis of preparation and other information:

(a)                       Legal regulations:

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal regulations, basis of preparation and other information, continued:

(b)                       Basis of preparation:

(b.1)             These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)             The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
				September	December	September	December	September	December
			Functional	2016	2015	2016	2015	2016	2015
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited (*)	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)   On May 29, 2014 the Board of Directors of Banco de Chile agreed to dissolve liquidate and terminate the Society, after ending all the administrative processes required by regulators, the dissolution was formally declared on July 5th, 2016. (See Note No.5 (i)).

(c)                      Use of estimates and judgments:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.                             Useful lives of intangible assets and property and equipment (Notes No.15 and No.16);

2.                          Income taxes and deferred taxes (Note No. 17);

3.                          Provisions (Note No. 24);

4.                          Contingencies and Commitments (Note No. 26);

5.                          Provision for loan losses (Note No. 11. No. 12 and No. 32);

6.                          Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal regulations, basis of preparation and other information, continued:

(c)                      Use of estimates and judgments, continued:

During year 2016 it was implemented rules changes related to Compendium of Accounting Rules of Superintendency of Banks and Financial Institutions (SBIF), established in Circulars No. 3,573, No. 3,584 and 3,604. The net effect of these changes on results meant a credit for Ch$653 million, according to the following detail:

a)                         It enlarges risk classifications until A3 for guarantees with the objective of replace the credit quality of the debtor by the guarantee at the moment to make the provision. This impacted in a provision release of Ch$2,125 million.

b)                         New rule to specific provisions for factoring operations, that allows the substitution of the credit quality of the grantor by the bill acceptor, as long as this is classified in a category up to A3 or major. This impacted in a provision release of Ch$2,420 million.

c)                          New definition of non-complying, according the Circular No. 3,584 of June 22nd, 2015, which requested calibration of models of group provision (specifically the probability of non-complying and the loss produced by the non-complying). The above implied a charge to income of Ch$13,443 million.

d)                         Changes in the percentage of credit equivalent for the free disposition credit lines, which decreased from 50% to 35%. This change implied a credit to income for Ch$9,551 million.

During the period of September 30, 2016, there have not been others significant changes in the estimates.

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of nine-month ended September 30, 2016.

(e)                      Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal regulations, basis of preparation and other information, continued:

(f)                       Reclassifications:

On May 25, 2015 the Superintendency of Banks and Financial Institutions issued a Circular No. 3,583; which it modifies the Chapter C-3 of Compendium of Accounting Rules establishing a new opening for classification of credits for higher education inside of Commercial Loans, effective January 1, 2016.

This modification implied the reclassification of higher education loans from “Consumer Loans” to “Commercial Loans” by an amount of Ch$42,970 million, as of September 30, 2016.  See Note No. 12 (a.i).

There have not been others significant reclassifications at the end of this period 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of September 30, 2016:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for the classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of its contractual flows.

In terms of impairment standard establishes a single model that applies to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which require a timely recognition of expected credit losses.

IFRS 9 introduces changes to the requirements for accounting hedge, and also new alternatives of strategies to use. The amendments means a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

IFRS 9 established that the fair value of credit risk of the entity shall be recognized in Other Comprehensive Income, allowing decrease any eventual volatility that would be generated in the income of the entity, because its recognition. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early application is permitted.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements. The Superintendency of Banks and Financial Institutions has not approved this rule. This event is required to its application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present util information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new rule replace the following current rules and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programmes, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard.

In short the amendments clarify how:

a)             Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

b)             Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

c)              Determine whether the product of a license must be recognized at a point in time or over time.

The date of application of this new standard starts in January 1, 2018, earlier application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of the adoption of this rule.

IFRS 16 Leases

On January 2016 was issued IFRS 16, which has as purpose to stablish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognize the assets and liabilities, so eliminate the differences between financial and operating lease.

The effective date of application is beginning January 1, 2019.  It is permitted its early application but, only if it is applied IFRS 15 also.

Banco de Chile and its subsidiaries are assessing the impact of this rule.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 7 Statement of Cash Flows

On January 2016, the IASB has published amendments to IAS 7, which has as objective that entities shall provide additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from financing cash flows and other changes that are not cash flows.

The amendments are effective for annual periods beginning on or after 1 January 2017, earlier application is permitted.

Banco de Chile and its subsidiaries will host and apply these provisions, as long as the issuing date of the financial statements these changes in liabilities have existed, and that deserve to be disclosed in accordance with the new requirements.

IAS 12 Income Taxes

On January 2016, the IASB has published amendments to IAS 12, to clarify the recognition of deferred tax assets on debt instruments measured at fair value, assessing if the Bank has probability to generate futures fiscal income for use the deductible temporary difference.

The amendments are effective for annual periods beginning on or after 1 January 2017, earlier application is permitted.

This standard will not impact financial statements of Banco de Chile and its subsidiaries.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

On December 2015, the IASB agreed that the amendments should apply in the future, and its early application is permitted.

This amendment will not impact financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 2 Share-based payments

In June 2016, the IASB made amendments to IFRS 2 related to the classification and measurement of transactions of share-based payment.

The amendments address the following areas:

•           Compliance conditions when share-based payments are settled in cash.

•           Classification of share-based transactions, net of withholding of income tax.

•             Accounting for changes made to the terms of the contracts which modify the classification of cash-settled payments or settled in equity shares.

The date of application of these amendments is from January 1, 2018, earlier application is permitted.

Banco de Chile and its subsidiaries will have no impact on the consolidated financial statements result of the adoption of this legislation.

IFRS 4 Insurance contracts

In September 2016, the IASB issued an amendment to IFRS 4 Insurance Contracts to address concerns arising from the application of new pronouncements included in IFRS 9, before implementing the new standard insurance contracts.

The amendments introduce the following two approaches to those entities that issue insurance contracts:

•             An overlay approach, will give to all companies that issue insurance contracts the option to recognize in other comprehensive income rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new contract insurance norm is issued; and

•             A postponement approach, will give to companies whose activities are largely connected with insurances an optional temporary exemption to the application of IFRS 9 until 2021. The Entities who defer the application of IFRS 9 will continue applying the existing financial instruments norm.

Banco de Chile and its subsidiaries will have no impact on the consolidated financial statements result of the adoption of this legislation.

4.                           Changes in Accounting policies and Disclosures:

During the period ended September 30, 2016, changes have occurred in accounting estimates result of instructions issued by the Superintendency of Banks and Financial Institutions. See Note No. 2 c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

a)             On January 28, 2016, in the Ordinary Meeting No. BCH 2832, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 24th, 2016, with the objective of proposing, among other matters, the distribution of the Dividend number 204 of $3.37534954173 per each of the 96,129,146,433 shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2015, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other matters, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2015, through the issuance of fully paid-in shares, of no par value, with a value $64.79 per share, which will be distributed among the shareholders in the proportion of 0.02232718590 shares for each share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

Moreover, the Board, according to the established in No. 3.2 Chapter B4 of Compendium of Accounting Standards of the Superintendency of Banks and Financial Institutions, about minimum dividends provision, agreed to establish that since January 2016 it will constitute provision by the 60% of distributable net income that it will be accumulating during the each period.

b)             The Board of Directors of Banco de Chile, in Meeting No. BCH 2,835 held on March 24, 2016, agreed to accept the resignation of the CEO Mr. Arturo Tagle Quiroz, effective April 30, 2016.

Likewise, in the above referred Meeting the Board appointed Mr. Eduardo Ebensperger Orrego as CEO of Banco de Chile, effective May 1, 2016.

Lastly, Mr. Arturo Tagle Quiroz was appointed as advisor to the Board of Directors effective May 1, 2016.

c)              On March 29, 2016 Banco de Chile informed as Essential Information that Central Bank of Chile has communicated to Banco de Chile that the Board of such institution, in Special Session No 1967E, held on March 28, 2016, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 24, 2016, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31, 2015, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19,396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

d)             The board meeting held on May 19, 2016, the Board of the subsidiary Banchile Corredores de Bolsa S.A. accepted the resignation of General Manager, Mr. Andrés Bucher Cepeda, presented on May 5, 2016. The Board also agreed to appoint as Interim General Manager to Mr. Andrés Ergas Heller.

e)              The board meeting held on May 20, 2016, the Board of Directors of the subsidiary Banchile Asesoría Financiera S.A. accepted the resignation presented by director Mr. Arturo Tagle Quiroz, proceeding to appoint Mr. José Miguel Quintana Malfantia as replacement until the next Ordinary Shareholders Meeting. Additionally, in that board meeting was agreed to appoint Mr. Alfonso Yáñez Fernández as General Manager of Banchile Asesoría Financiera S.A., replacing to Mr. Jorge Muñoz Apara, who submitted his resignation as General Manager on May 5, 2016.

f)               The board meeting held on May 23, 2016, the Board of the subsidiary Socofin S.A. accepted the resignation of the Director Arturo Tagle Quiroz, proceeding to appoint as his replacement Mr. Eduardo Ebensperger Orrego.

g)              On June 23, 2016, Banco de Chile reported in connection with the capitalization of 30% of the net profit for distributable the year 2015, by issuing bonus shares agreed at an Extraordinary Meeting of Shareholders held on 24 March 2016, the following:

•             In the aforementioned Extraordinary Shareholders Meeting, agreed to increase the Bank’s capital in the amount of 96,874,072,595 by issuing 1,495,200,997 bonus shares with no nominal value, payable under the distributable net income for the year 2015 which was not distributed as dividend as agreed at the Ordinary Shareholders’ Meeting held on the same day.

The Superintendency of Banks and Financial Institutions (SBIF) approved the amendment of the by-laws, through Resolution No.162 of May 13 this year, which was registered in the Registry of Commerce of Santiago fs. 35.404 No.19,610 of 2016 and published in the Official Journal on May 20, 2016.

The issue of bonus shares was registered in the Securities Registry of the aforementioned Superintendency under No. 4/2016, dated June 16, 2016.

•             The board of Banco de Chile, in Session No. BCH 2,840, dated June 23, 2016, agreed to set a date for the issuance and distribution of bonus shares on July 7, 2016.

•             They will be entitled to receive the new shares at the rate of bonus shares 0.02232718590 per share, shareholders who are registered in the Register of Shareholders of the company at 1st July 2016.

•             The respective titles will be properly allocated to each shareholder, and will only be printed for those who henceforth request by written at the Department of Shares of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

•             As a result of the issuance of bonus shares, the Bank’s capital is divided into 97,624,347,430 shares with no nominal value, fully subscribed and paid.

h)             During this period it took place the process of Collective Bargaining between the subsidiary Socofin and the Socofin Company Union S.A., signing a Collective Bargaining Agreement for four years (2016-2020).

i)                 On July 8, 2016 it is reported that Banco de Chile has learned that the Registrar of Companies of Hong Kong said, from 5 July 2016, formally dissolved the company Banchile Trade Services Limited, which was wholly owned by Banco de Chile and developed support activities to foreign trade with Asian markets.

j)                On July 14, 2016 it was reported that Banco de Chile signed with Citigroup Inc. an extension to the contract entitled Master Services Agreement held on September 25, 2009. The referred extension lasts six months from July 1, 2016, expiring consequently on January 1, 2017.

k)             The board meeting held on July 22, 2016, the Board of the subsidiary Socofin S.A. accepted the resignation of the Director Mauricio Baeza Letelier, proceeding to appoint as his replacement Mr. Héctor Castagnoli Aracena.

l)                 During the month of August 2016 it was carried out the processes of collective bargaining between the subsidiary Banchile Administradora General de Fondos and the trade union of Banchile ADM General de Fondos S.A., underwriting with them a collective agreement for a period of three years (2016-2019).

m)         During the current exercise was carried out the processes of collective bargaining between the subsidiary Banchile Corredores de Bolsa S.A. and the trade union of Banchile Corredores de Bolsa S.A., underwriting with them a collective agreement for a period of three years (2016-2019).

n)             On September 1, 2016, the Extraordinary Shareholders’ Meeting of the subsidiary Socofin S.A. agreed: 1) the increase capital of two billion pesos through the issue of shares for payment; 2) the amendment of Article 5 of the corporate bylaws about share capital; and 3) the incorporation of a transitional article over payment method of capital. The capital increase was fully subscribed and paid by its shareholders on September 29, 2016.

o)             The board meeting held on September 26, 2016, the Board of the subsidiary Banchile Corredores de Bolsa S.A. appointed as new General Manager to Mr. Hernán Arellano Salas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Banchile Trade Services Limited (*)

•  Socofin S.A.

•  Promarket S.A.

(*) See Note No. 5 (i).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”. The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually. Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes is considered the volume of each operation and its contribution margin, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the nine-month period ended September 30, 2016 and 2015.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.         Segment Reporting, continued:

The following table presents the income by segment for the periods ended September 2016 and 2015 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	649,518	623,657	254,312	264,922	13,853	21,724	(3,203)	(5,048)	914,480	905,255	778	1,297	915,258	906,552
Net fees and commissions income (loss)	123,635	109,284	30,588	33,617	(1,775)	(1,608)	101,000	94,064	253,448	235,357	(13,301)	(12,198)	240,147	223,159
Other operating income	80,866	17,691	26,632	48,744	36,124	19,882	18,231	19,071	161,853	105,388	(2,674)	(3,125)	159,179	102,263
Total operating revenue	854,019	750,632	311,532	347,283	48,202	39,998	116,028	108,087	1,329,781	1,246,000	(15,197)	(14,026)	1,314,584	1,231,974
Credit risk provisions (*)	(213,428)	(179,129)	(8,936)	(50,033)	—	—	(90)	111	(222,454)	(229,051)	—	—	(222,454)	(229,051)
Depreciation and amortization	(18,131)	(15,832)	(4,302)	(4,046)	(188)	(196)	(2,294)	(1,925)	(24,915)	(21,999)	—	—	(24,915)	(21,999)
Other operating expenses	(377,998)	(343,206)	(114,233)	(105,123)	(4,762)	(4,396)	(90,709)	(77,593)	(587,702)	(530,318)	15,197	14,026	(572,505)	(516,292)
Income attributable to associates	2,293	1,955	638	386	56	15	386	349	3,373	2,705	—	—	3,373	2,705
Income before income taxes	246,755	214,420	184,699	188,467	43,308	35,421	23,321	29,029	498,083	467,337	—	—	498,083	467,337
Income taxes													(69,868)	(48,439)
Income after income taxes													428,215	418,898

(*) At 30 September 2016, the retail and wholesale segments include additional provisions assigned according to their risk-weighted assets.

The following table presents assets and liabilities of the period ended September 30, 2016 and December 31, 2015 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	14,973,021	14,431,003	11,417,546	11,866,488	3,942,164	4,362,051	544,953	523,080	30,877,684	31,182,622	(147,543)	(148,929)	30,730,141	31,033,693
Current and deferred taxes													288,697	259,251
Total assets													31,018,838	31,292,944

Liabilities	9,837,215	9,726,434	9,991,968	9,934,304	8,049,640	8,605,278	400,830	374,824	28,279,653	28,640,840	(147,543)	(148,929)	28,132,110	28,491,911
Current and deferred taxes													33,551	60,946
Total liabilities													28,165,661	28,552,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.         Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	September 2016	December 2015
	MCh$	MCh$
Cash and due from banks:
Cash (*)	657,509	672,253
Current account with the Chilean Central Bank (*)	57,998	111,330
Deposits in other domestic banks	7,423	9,676
Deposits abroad	439,008	567,963
Subtotal - Cash and due from banks	1,161,938	1,361,222

Net transactions in the course of collection	187,907	284,204
Highly liquid financial instruments	469,012	407,111
Repurchase agreements	35,773	41,371
Total cash and cash equivalents	1,854,630	2,093,908

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	September 2016	December 2015
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	191,521	293,908
Funds receivable	294,059	232,138
Subtotal transactions in the course of collection	485,580	526,046

Liabilities
Funds payable	(297,673)	(241,842)
Subtotal transactions in the course of payment	(297,673)	(241,842)
Net transactions in the course of collection	187,907	284,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.         Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September 2016	December 2015
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	35,243	46,068
Central Bank promissory notes	450,292	103,832
Other instruments issued by the Chilean Government and Central Bank	27,611	100,016

Other instruments issued in Chile
Bonds from domestic banks	—	21
Deposits in domestic banks	868,808	583,217
Other instruments issued in Chile	7	10,420

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	340	—

Mutual fund investments:
Funds managed by related companies	28,944	23,080
Funds managed by thirds	—	—
Total	1,411,245	866,654

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of Ch$24,356 million as of September 30, 2016 (Ch$9,244 million as of December 31, 2015). Repurchase agreements have an average expiration of 5 days as of period-end (6 days in December 2015).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$148,905 million as of September 30, 2016 (Ch$149,333 million as of December 31, 2015). Agreements to repurchase have an average expiration of 11 days as of period-end (10 days in December 2015).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$20,968 million as of September 30, 2016 (Ch$25,303 million as of December 31, 2015), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities borrowed and reverse repurchase agreements:

(a)                       Rights for repurchase contracts: The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of September 30, 2016 and December 31, 2015, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	2,001	—	—	—	—	—	—	—	—	—	—	—	2,001	—
Deposits in domestic banks	—	3,461	—	—	—	—	—	—	—	—	—	—	—	3,461
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	18,137	32,448	23,232	8,704	3,164	1,551	—	—	—	—	—	—	44,533	42,703

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	20,138	35,909	23,232	8,704	3,164	1,551	—	—	—	—	—	—	46,534	46,164

Securities received:

The Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of September 30, 2016 the Bank and its subsidiaries held securities on resell agreements with a fair value of Ch$46,353 million (Ch$46,324 million as of December, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Cash collateral on securities lent and repurchase agreements, continued:

(b)                       Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of September 30, 2016 and December 31, 2015, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	1,120	3,052	—	—	—	—	—	—	—	—	—	—	1,120	3,052
Central Bank promissory notes	24,349	7,301		—	—	—	—	—	—	—	—	—	24,349	7,301
Other instruments issued by the Chilean Government and Central Bank	—	1,942	—	—	—	—	—	—	—	—	—	—	—	1,942

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	177,212	158,156	9,650	13,680	—	—	—	—	—	—	—	—	186,862	171,836
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	8,940	—	—	—	—	—	—	—	—	—	—	—	8,940	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	211,621	170,451	9,650	13,680	—	—	—	—	—	—	—	—	221,271	184,131

Securities given:

The fair value of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of September 30, 2016 is Ch$212,317  million (Ch$184,919 million in December 2015). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of September 30, 2016 and 2015, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	—	—	—	—	18,155	19,222	—	—	4,565	4,189
Interest rate swap	—	—	13,872	—	10,517	14,947	22,283	11,332	46,342	66,504	40,559	81,271	12	279	9,423	10,360
Total derivatives held for hedging purposes	—	—	13,872	—	10,517	14,947	22,283	11,332	46,342	66,504	58,714	100,493	12	279	13,988	14,549

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	65,889	103,638	137,500	201,723	449,826	441,930	190,499	318,240	313,702	306,582	97,971	203,892	25,999	3,666
Total derivatives held as cash flow hedges	—	—	65,889	103,638	137,500	201,723	449,826	441,930	190,499	318,240	313,702	306,582	97,971	203,892	25,999	3,666

Derivatives held-for-trading purposes
Currency forward	4,375,175	6,361,172	4,643,106	5,658,682	9,279,968	6,392,029	773,462	1,097,148	51,077	79,217	6,573	—	199,364	180,616	180,084	207,961
Interest rate swap	1,156,127	1,444,510	2,790,873	3,626,015	8,180,013	8,414,998	10,271,304	9,190,933	5,099,320	5,063,262	6,631,320	5,676,905	302,475	173,365	285,497	159,668
Cross currency swap	199,319	1,283,607	630,089	835,357	1,723,391	1,369,605	1,883,573	2,370,091	1,717,559	1,513,471	3,007,244	2,394,036	451,797	566,412	559,602	737,845
Call currency options	49,959	25,127	86,624	69,802	65,753	77,364	789	35	—	—	—	—	868	1,878	1,123	3,689
Put currency options	51,257	16,503	50,457	50,578	47,121	66,038	789	35	—	—	—	—	3,087	680	1,268	549
Total derivatives of negotiation	5,831,837	9,130,919	8,201,149	10,240,434	19,296,246	16,320,034	12,929,917	12,658,242	6,867,956	6,655,950	9,645,137	8,070,941	957,591	922,951	1,027,574	1,109,712

Total	5,831,837	9,130,919	8,280,910	10,344,072	19,444,263	16,536,704	13,402,026	13,111,504	7,104,797	7,040,694	10,017,553	8,478,016	1,055,574	1,127,122	1,067,561	1,127,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                     Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of September 30, 2016 and December 31, 2015:

	September	December
	2016	2015
	MCh$	MCh$
Hedge element
Commercial loans	18,155	19,222
Corporate bonds	133,573	174,054

Hedge instrument
Cross currency swap	18,155	19,222
Interest rate swap	133,573	174,054

(c)                      Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of obligations with foreign banks and bonds issued abroad in USA dollars, Hong Kong dollars, Peruvian Nuevo Sol, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the income financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	(576)	—	—	(602)	(1,153)	(1,207)	(1,153)	(1,207)	(37,582)	(39,340)	(40,464)	(42,356)
Corporate Bond HKD	(4,087)	—	—	—	(7,818)	(12,852)	(23,773)	(25,658)	(67,981)	(79,631)	(340,258)	(368,924)	(443,917)	(487,065)
Corporate Bond PEN	(297)	—	—	—	(297)	(636)	(14,840)	(16,219)	—	—	—	—	(15,434)	(16,855)
Corporate Bond CHF	—	(255)	(1,776)	(108,678)	(88,519)	(166,473)	(261,299)	(279,477)	(120,171)	(217,702)	—	—	(471,765)	(772,585)
Obligation USD	(515)	(678)	—	—	(67,070)	(1,736)	(145,818)	(229,377)	—	—	—	—	(213,403)	(231,791)
Corporate Bond JPY	—	—	(72,423)	(314)	(806)	(66,316)	(52,485)	(1,901)	(33,224)	(76,302)	(32,779)	(29,853)	(191,717)	(174,686)

Hedge instrument
Inflows:
Corporate Bond EUR	—	—	576	—	—	602	1,153	1,207	1,153	1,207	37,582	39,340	40,464	42,356
Cross Currency Swap HKD	4,087	—	—	—	7,818	12,852	23,773	25,658	67,981	79,631	340,258	368,924	443,917	487,065
Cross Currency Swap PEN	297	—	—	—	297	636	14,840	16,219	—	—	—	—	15,434	16,855
Cross Currency Swap CHF	—	255	1,776	108,678	88,519	166,473	261,299	279,477	120,171	217,702	—	—	471,765	772,585
Cross Currency Swap USD	515	678	—	—	67,070	1,736	145,818	229,377	—	—	—	—	213,403	231,791
Cross Currency Swap JPY	—	—	72,423	314	806	66,316	52,485	1,901	33,224	76,302	32,779	29,853	191,717	174,686

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	5,440	2,961	72,461	107,007	156,790	231,948	494,524	494,015	209,769	345,015	365,688	359,902	1,304,672	1,540,848

Hedge instrument
Outflows:
Cross Currency Swap HKD	(3,212)	—	(627)	—	(5,381)	(9,062)	(18,436)	(17,999)	(61,020)	(63,301)	(293,325)	(288,281)	(382,001)	(378,643)
Cross Currency Swap PEN	(252)	—	—	—	(252)	(493)	(16,257)	(16,135)	—	—	—	—	(16,761)	(16,628)
Cross Currency Swap JPY	—	—	(67,225)	(1,024)	(2,317)	(68,015)	(52,031)	(5,660)	(32,724)	(79,042)	(31,026)	(30,716)	(185,323)	(184,457)
Cross Currency Swap USD	(1,976)	—	—	—	(62,882)	(3,866)	(158,973)	(216,820)	—	—	—	—	(223,831)	(220,686)
Cross Currency Swap CHF		(2,961)	(4,092)	(105,983)	(85,441)	(149,493)	(246,755)	(235,376)	(113,948)	(200,642)	—	—	(450,236)	(694,455)
Cross Currency Swap EUR	—	—	(517)	—	(517)	(1,019)	(2,072)	(2,025)	(2,077)	(2,030)	(41,337)	(40,905)	(46,520)	(45,979)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

Respect to in assets denominated in Unidad de Fomento (CLF) hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)              Unrealized gain of fair value adjustment for the period 2016 was Ch$22,535 million charge to equity (Ch$5,122 million charge to equity as of September 30, 2015) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of September 30, 2016 was a charge to equity of Ch$17,127 million (Ch$3,970 million charge to equity as of September 30, 2015).

The accumulated amount for this concept net of deferred taxes as of September 30, 2016 correspond to a credit to equity amounted Ch$687 million (credit to equity of Ch$17,814 million as of December 31, 2015).

(c.4)              The net effect in income of derivatives cash flow hedges amount to Ch$105,648 million charged to income in 2016 (Ch$153,188 million credit to income as of September 30, 2015).

(c.5)              As of September 30, 2016 and 2015, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)              As of September 30, 2016 and 2015, the Bank has not hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                    Loans and advances to Banks:

(a)                      Amounts are detailed as follows:

	September 2016	December 2015
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	120,000	20,000
Interbank loans	8,291	25,258
Provisions for loans to domestic banks	(61)	(72)
Subtotal	128,230	45,186
Foreign Banks
Interbank loans	173,247	211,573
Credits with third countries	75,590	91,278
Chilean exports trade loans	65,172	47,355
Provisions for loans to foreign banks	(516)	(630)
Subtotal	313,493	349,576
Central Bank of Chile
Non-available Central Bank deposits	640,000	1,000,000
Other Central Bank credits	222	433
Subtotal	640,222	1,000,433
Total	1,081,945	1,395,195

(b)                      Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2015	61	755	816
Charge-offs	—	—	—
Provisions established	73	204	277
Provisions released	—	—	—
Balance as of September 30, 2015	134	959	1,093
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(62)	(329)	(391)
Balance as of December 31, 2015	72	630	702
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(11)	(114)	(125)
Balance as of September 30, 2016	61	516	577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, net:

(a.i)               Loans to Customers:

As of September 30, 2016 and December 31, 2015, the composition of the portfolio of loans is the following:

	As of September 30, 2016
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,363,075	140,795	306,986	10,810,856	(133,315)	(81,256)	(214,571)	10,596,285
Foreign trade loans	1,288,362	58,604	46,440	1,393,406	(71,139)	(3,077)	(74,216)	1,319,190
Current account debtors	220,178	2,193	2,225	224,596	(3,076)	(4,482)	(7,558)	217,038
Factoring transactions	457,381	872	819	459,072	(7,817)	(1,646)	(9,463)	449,609
Student loans	41,895	—	1,075	42,970	—	(1,296)	(1,296)	41,674
Commercial lease transactions (1)	1,345,316	10,038	23,172	1,378,526	(6,743)	(10,821)	(17,564)	1,360,962
Other loans and accounts receivable	57,934	284	5,180	63,398	(921)	(3,672)	(4,593)	58,805
Subtotal	13,774,141	212,786	385,897	14,372,824	(223,011)	(106,250)	(329,261)	14,043,563
Mortgage loans
Mortgage bonds	40,340	—	2,950	43,290	—	(57)	(57)	43,233
Transferable mortgage loans	70,048	—	1,965	72,013	—	(95)	(95)	71,918
Other residential real estate mortgage loans	6,514,354	—	119,573	6,633,927	—	(34,095)	(34,095)	6,599,832
Credits from ANAP	14	—	—	14	—	—	—	14
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	7,518	—	—	7,518	—	(59)	(59)	7,459
Subtotal	6,632,274	—	124,488	6,756,762	—	(34,306)	(34,306)	6,722,456
Consumer loans
Consumer loans in installments	2,274,648	—	211,851	2,486,499	—	(184,513)	(184,513)	2,301,986
Current account debtors	313,580	—	3,292	316,872	—	(5,412)	(5,412)	311,460
Credit card debtors	1,048,360	—	22,076	1,070,436	—	(35,458)	(35,458)	1,034,978
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	27	—	833	860	—	(422)	(422)	438
Subtotal	3,636,615	—	238,052	3,874,667	—	(225,805)	(225,805)	3,648,862
Total	24,043,030	212,786	748,437	25,004,253	(223,011)	(366,361)	(589,372)	24,414,881

(1)              In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of September 30, 2016 Ch$645,068 million correspond to finance leases for real estate and Ch$733,458 million correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers net, continued:

(a.i)               Loans to Customers, continued:

	As of December 31, 2015
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,340,497	89,792	383,965	10,814,254	(154,115)	(83,521)	(237,636)	10,576,618
Foreign trade loans	1,318,078	64,849	60,318	1,443,245	(84,282)	(3,286)	(87,568)	1,355,677
Current account debtors	227,063	2,519	9,646	239,228	(5,728)	(4,082)	(9,810)	229,418
Factoring transactions	483,797	2,282	754	486,833	(10,571)	(1,773)	(12,344)	474,489
Commercial lease transactions (1)	1,334,038	15,367	25,651	1,375,056	(6,908)	(11,004)	(17,912)	1,357,144
Other loans and accounts receivable	50,898	257	7,147	58,302	(2,115)	(3,414)	(5,529)	52,773
Subtotal	13,754,371	175,066	487,481	14,416,918	(263,719)	(107,080)	(370,799)	14,046,119
Mortgage loans
Mortgage bonds	49,849	—	3,771	53,620	—	(68)	(68)	53,552
Transferable mortgage loans	82,826	—	1,818	84,644	—	(95)	(95)	84,549
Other residential real estate mortgage loans	6,146,484	—	111,423	6,257,907	—	(34,760)	(34,760)	6,223,147
Credits from ANAP	17	—	—	17	—	—	—	17
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,644	—	154	8,798	—	(29)	(29)	8,769
Subtotal	6,287,820	—	117,166	6,404,986	—	(34,952)	(34,952)	6,370,034
Consumer loans
Consumer loans in installments	2,188,881	—	233,217	2,422,098	—	(153,216)	(153,216)	2,268,882
Current account debtors	292,534	—	4,325	296,859	—	(7,476)	(7,476)	289,383
Credit card debtors	991,831	—	24,518	1,016,349	—	(34,968)	(34,968)	981,381
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	50	—	781	831	—	(355)	(355)	476
Subtotal	3,473,296	—	262,841	3,736,137	—	(196,015)	(196,015)	3,540,122
Total	23,515,487	175,066	867,488	24,558,041	(263,719)	(338,047)	(601,766)	23,956,275

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31 2015 Ch$653,225 million correspond to finance leases for real estate and Ch$721,831 million correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                   Loans to Customers net, continued:

(a.i)               Loans to Customers, continued:

The variation of volumes of non-complying loans it was produced by the adoption of new rule issued by the SBIF.

As of December 31, 2015 the Bank included inside the non-complying loans, with group evaluation, all those operations whose clients meet the following conditions:

•       Past due greater than or equal to 90 days

•       Overdraft no agreed in current account greater than 30 days

•       Client managed by collection area or, in judicial collection

•       To exit of non-complying category is required 6 months of good behavior (past due < 30 days)

Product of new standard (Circular No. 3,584 dated June 22, 2015) which Amended the definition of portfolio in default evaluated in groups, from this year the Bank under this concept includes clients who meet the following:

•       The portfolio in default includes all loans and the 100% of the amount of contingent loans, of all the debtors, that at the end of one month have an overdue by more than 90 days on payment of interest or capital of a credit. It will also include debtors who are granted a credit to overrule an operation that had more than 60 days overdue on payment, as also to those debtors who have undergone forced restructuring or partial debt condonation.

•       To remove a debtor of the portfolio in default, once were exceeded the circumstances that led to its classification in this portfolio under these norms, must be complied with at least the following copulative conditions:

•       No obligation of the debtor with the bank with more than 30 calendar days overdue.

•       No new refinancings granted to pay its obligations.

•       At least one of the payments include amortization of capital.

•       If the debtor has a credit with partial payment periods less than six months, has already made two payments.

•       If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

•       The debtor does not appear with unpaid debts direct according to the information recast by SBIF, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, net, continued:

(a.ii)            Impaired Portfolio

As of September 30, 2016 and December 31, 2015, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	13,899,643	13,871,526	473,181	545,392	14,372,824	14,416,918	(223,011)	(263,719)	(106,250)	(107,080)	(329,261)	(370,799)	14,043,563	14,046,119
Mortgage loans	6,632,274	6,287,820	124,488	117,166	6,756,762	6,404,986	—	—	(34,306)	(34,952)	(34,306)	(34,952)	6,722,456	6,370,034
Consumer loans	3,636,615	3,473,296	238,052	262,841	3,874,667	3,736,137	—	—	(225,805)	(196,015)	(225,805)	(196,015)	3,648,862	3,540,122
Total	24,168,532	23,632,642	835,721	925,399	25,004,253	24,558,041	(223,011)	(263,719)	(366,361)	(338,047)	(589,372)	(601,766)	24,414,881	23,956,275

The variation in impaired portfolio between periods September 2016 and December 2015, is due to the change in definition of the non- complying portfolio established in Circular No. 3,584. The above is because the concepts of non-complying loans and impaired loans are equivalent for loans evaluated as a group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)       Credit risk provisions:

Movements in credit risk provisions during periods 2016 and 2015 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2015	206,022	322,593	528,615
Charge-offs:
Commercial loans	(11,449)	(33,099)	(44,548)
Mortgage loans	—	(2,079)	(2,079)
Consumer loans	—	(152,184)	(152,184)
Total charge-offs	(11,449)	(187,362)	(198,811)
Sales or transfers of credit	(2,690)	—	(2,690)
Purchase of loans	12,329	—	12,329
Allowances established	38,245	194,164	232,409
Balance as of September 30, 2015	242,457	329,395	571,852
Charge-offs:
Commercial loans	(1,778)	(11,660)	(13,438)
Mortgage loans	—	(475)	(475)
Consumer loans	—	(43,833)	(43,833)
Total charge-offs	(1,778)	(55,968)	(57,746)
Allowances established	23,040	64,620	87,660
Balance as of December 31, 2015	263,719	338,047	601,766
Charge-offs:
Commercial loans	(9,958)	(33,218)	(43,176)
Mortgage loans	—	(3,030)	(3,030)
Consumer loans	—	(152,960)	(152,960)
Total charge-offs	(9,958)	(189,208)	(199,166)
Sales or transfers of credit	(24,925)	—	(24,925)
Allowances established	—	217,522	217,522
Allowances released	(5,825)	—	(5,825)
Balance as of September 30, 2016	223,011	366,361	589,372

In addition to these credit risk provisions, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note No. 24).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

Other disclosures:

1.                  As of September 30, 2016 and December 31, 2015, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

2.                  As of September 30, 2016 and December 31, 2015 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets. (See Note No. 12 letter (e)).

(c)       Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	465,459	460,004	(54,392)	(54,353)	411,067	405,651
Due after 1 year but within 2 years	335,570	333,374	(40,668)	(39,913)	294,902	293,461
Due after 2 years but within 3 years	225,180	218,308	(27,050)	(27,287)	198,130	191,021
Due after 3 years but within 4 years	150,976	152,329	(18,569)	(19,090)	132,407	133,239
Due after 4 years but within 5 years	101,371	106,806	(13,300)	(13,652)	88,071	93,154
Due after 5 years	278,501	281,489	(30,627)	(30,492)	247,874	250,997
Total	1,557,057	1,552,310	(184,606)	(184,787)	1,372,451	1,367,523

(*)    The net balance receivable does not include past-due portfolio totaling Ch$6,075 million as of September 30, 2016 (Ch$7,533 million as of December 31, 2015).

The leasing contracts are related to industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 2 and 17 years.

(d)                       Purchase of credits:

During the period ended September 30, 2016 the Bank acquired loan portfolio, whose nominal value amounted to Ch$54,969 million. The transaction related to the purchase of portfolio made to a local bank (CorpBanca and Rabobank).

During 2015 the Bank acquired loans portfolio whose nominal value amounted to Ch$649,144 million. The major acquisition was the purchase of a local bank portfolio (Banco Penta).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(e)                        Sale or transfer of credits from the loans to customers:

During the period 2016 and 2015 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

As of September 30, 2016

	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	130,045	(24,925)	110,050	4,930
Sale of writte — off loans	—	—	—	—
Total	130,045	(24,925)	110,050	4,930

As of September 30, 2015

	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	89,085	(2,690)	89,085	2,690
Sale of writte — off loans	—	—	—	—
Total	89,085	(2,690)	89,085	2,690

(f)                         Securitization of own assets:

During the year 2015 and period as of September 30th 2016, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13,       Investment Securities:

As of September 30, 2016 and December 31, 2015, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2016			December 2015
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	20,835	—	20,835	36,258	—	36,258
Promissory notes issued by the Chilean Government and Central Bank	—	—	—	—	—	—
Other instruments	46,651	—	46,651	50,250	—	50,250

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	112,098	—	112,098	87,610	—	87,610
Bonds from domestic banks	8,011	—	8,011	83,960	—	83,960
Deposits from domestic banks	51,453	—	51,453	450,976	—	450,976
Bonds from other Chilean companies	6,835	—	6,835	17,766	—	17,766
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	153,634	—	153,634	191,537	—	191,537
Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	81,644	—	81,644
Total
	399,517	—	399,517	1,000,001	—	1,000,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions; totaling Ch$1,122 million as of September 30, 2016 (Ch$3,054 million as of December 31, 2015). The repurchase agreements have an average maturity of 28 days as of September 30, 2016 (6 days in December 2015).

In instruments issued abroad are included mainly bank bonds and shares and equity investments instruments.

As of September 30, 2016, the portfolio of financial assets available-for-sale includes a net unrealized gain of Ch$1,207 million, net of tax (net unrealized gain of Ch$39,836 million as of December 31, 2015), recorded in other comprehensive income within equity.

During 2016 and 2015, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2016 and 2015 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the nine-month period ended as of September 30, 2016 and 2015 are as follows:

	September 2016	September 2015
	MCh$	MCh$

Unrealized (losses)/gains during the period	12,656	12,626
Realized losses/gains (reclassified)	(63,486)	(9,099)
Subtotal	(50,830)	3,527
Income tax	12,201	(793)
Total unrealized (losses)/gains during the period	(38,629)	2,734

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of Ch$31,815 million as of September 30, 2016 (Ch$28,126 million as of December 31, 2015), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		September	December	September	December	September	December	September	September
		2016	2015	2016	2015	2016	2015	2016	2015
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A. (*)	Banco de Chile	26.16	26.16	48,116	40,302	12,586	10,542	955	1,176
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	13,698	12,758	2,740	2,552	188	211
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	10,601	9,472	2,736	2,444	416	327
Redbanc S.A.	Banco de Chile	38.13	38.13	6,319	5,419	2,410	2,066	343	239
Sociedad Imerc OTC S.A. (**)	Banco de Chile	12.33	11.48	10,662	9,823	1,306	1,128	96	(166)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	3,673	3,252	1,224	1,084	133	157
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,230	2,656	866	712	156	29
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,409	4,955	811	743	80	77
Subtotal Associates				101,708	88,637	24,679	21,271	2,367	2,050

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	8,414	7,778	4,207	3,889	318	123
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,311	1,378	656	689	249	164
Subtotal Joint Ventures				9,725	9,156	4,863	4,578	567	287

Subtotal				111,433	97,793	29,542	25,849	2,934	2,337

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	393	325
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	46	43
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						53	57	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,273	2,277	439	368
Total						31,815	28,126	3,373	2,705

(1)   Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*) During the period 2016 Transbank S.A. carried out a capital increase for an amount equivalent to MCh $ 9,041 through the capitalization of profits, greater value in the placement of shares and issue of shares for payment. Banco de Chile made the subscription and payment of shares for a total amount of MCh $ 1,046 (amount does not include adjustment of MCh $ 9). The shareholding of Banco de Chile in Transbank S.A. was not changed by this capital increase.

(**) During the month of July 2016, Banco de Chile increased its stake in share capital of the Company Servicio de Infraestructura de Mercado OTC.S.A. through the acquisition of 82 shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                    Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2016 and 2015 are detailed as follows:

	September 2016	September 2015
	MCh$	MCh$

Initial book value	28,126	25,312
Acquisition of investments	1,129	314
Participation in net income	2,934	2,337
Dividends receivable	(272)	(221)
Dividends received	(640)	(632)
Payment of dividends	538	460
Total	31,815	27,570

(c)                        During the nine-month period ended as of September 30, 2016 and December 31, 2015 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)       As of September 30, 2016 and December 31, 2015 intangible assets are detailed as follows:

	Years
	Useful Life		Remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	4	106,805	100,000	(78,635)	(73,281)	28,170	26,719
Total					106,805	100,000	(78,635)	(73,281)	28,170	26,719

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets, continued:

(b)                       Movements in intangible assets during the nine-month period ended as of September 30, 2016 and December 31, 2015 are as follows:

	September 2016
	Software or computer programs	Total
	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	100,000	100,000
Acquisition	7,905	7,905
Disposals/ write-downs	(1,100)	(1,100)
Impairment loss	—	—
Total	106,805	106,805

Accumulated Amortization
Balance as of January 1, 2016	(73,281)	(73,281)
Amortization for the period (*)	(6,454)	(6,454)
Disposals/ write-downs	1,100	1,100
Total	(78,635)	(78,635)

Balance as of September 30, 2016	28,170	28,170

	December 2015
	Software or computer programs	Total
	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	92,225	92,225
Acquisition	8,519	8,519
Disposals/ write-downs	(685)	(685)
Impairment loss	(59)	(59)
Total	100,000	100,000

Accumulated Amortization
Balance as of January 1, 2015	(65,632)	(65,632)
Amortization for the year (*)	(8,331)	(8,331)
Disposals/ write-downs	682	682
Total	(73,281)	(73,281)

Balance as of December 31, 2015	26,719	26,719

(*)                       See Note No. 35 Depreciation, amortization and impairment.

(c)                        As of September 30, 2016 and December 31, 2015, the Bank has the following technological developments:

	Amount of Commitment
	September	December
	2016	2015
Detail	MCh$	MCh$

Software and licenses	3,680	5,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment:

(a)                       The detail of this item as of September 30, 2016 and December 31, 2015 is as follow:

	Gross balance		Accumulated depreciation		Net Balance
	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type Property and equipment:

Land and Buildings	299,204	292,166	(132,866)	(126,568)	166,338	165,598
Equipment	177,841	167,874	(137,113)	(127,644)	40,728	40,230
Others	49,431	47,960	(39,284)	(38,117)	10,147	9,843
Total	526,476	508,000	(309,263)	(292,329)	217,213	215,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                       As of September 30, 2016 and December 31, 2015, this account and its movements are detailed as follows:

	September 2016
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Reclassifications	—	—	—	—
Additions	7,101	10,454	2,199	19,754
Disposals/write-downs	(63)	(483)	(728)	(1,274)
Transfers	—	—	—	—
Impairment loss (*)	—	(4)	—	(4)
Total	299,204	177,841	49,431	526,476

Accumulated Depreciation
Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Reclassifications	—	(4)	4	—
Depreciation charges in the period (*) (**)	(6,361)	(9,935)	(1,890)	(18,186)
Sales and disposals in the period	63	484	705	1,252
Transfers	—	(14)	14	—
Total	(132,866)	(137,113)	(39,284)	(309,263)

Balance as of September 30, 2016	166,338	40,728	10,147	217,213

	December 2015
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	285,755	151,911	43,773	481,439
Reclassifications	625	—	859	1,484
Acquisitions	7,909	18,746	4,821	31,476
Disposals	(2,051)	(2,769)	(1,381)	(6,201)
Transfers	—	(11)	11	—
Impairment loss (***)	(72)	(3)	(123)	(198)
Total	292,166	167,874	47,960	508,000

Accumulated Depreciation
Balance as of January 1, 2015	(120,084)	(119,842)	(36,110)	(276,036)
Reclassifications	(110)	—	(882)	(992)
Depreciation for the year (**)	(8,117)	(10,567)	(2,143)	(20,827)
Disposals and sales of period	1,743	2,764	1,019	5,526
Transfers	—	1	(1)	—
Total	(126,568)	(127,644)	(38,117)	(292,329)

Balance as of December 31, 2015	165,598	40,230	9,843	215,671

(*)           See Note No. 35 Depreciation, Amortization and Impairment.

(**)         This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for Ch$275 million (Ch$379 million as of December 31, 2015).

(***)      This amount does not include charge-offs provision of Property and Equipment of Ch$6 million as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(c)                        As of September 30, 2016 and 2015, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

		September 2016
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	24,937	2,514	5,017	17,405	37,718	26,700	41,183	130,537

		September 2015
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	23,046	2,325	4,619	16,766	31,949	23,798	42,404	121,861

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(d)                       As of September 30, 2016 and December 31, 2015, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of September 30, 2016 and as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws. This provision is presented net of recoverable taxes, detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Income taxes	85,486	121,585
Tax on non-deductible expenses (35%)	2,621	2,805
Less:
Monthly prepaid taxes (PPM)	(83,017)	(94,813)
Credit for training expenses	(82)	(1,931)
Contributions Real Estate	—	(896)
Others	(510)	(2,036)
Total	4,498	24,714

Tax rate	24.0%	22.5%

	September	December
	2016	2015
	MCh$	MCh$

Current tax assets	1,939	3,279
Current tax liabilities	(6,437)	(27,993)
Total tax receivable (payable)	(4,498)	(24,714)

(b)                       Income Tax:

The Bank’s tax expense recorded for the nine-month period ended as of September 30, 2016 and 2015 as follows:

	September	September
	2016	2015
	MCh$	MCh$
Income tax expense:
Current year taxes	90,894	86,826
Tax from previous period	1,051	(1,854)
Subtotal	91,945	84,972
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(17,142)	(27,818)
Effect of exchange rates on deferred tax	(7,282)	(10,167)
Subtotal	(24,424)	(37,985)
Non-deductible expenses (Art. 21 Income Tax Law)	2,621	2,225
Others	(274)	(773)
Net charge to income for income taxes	69,868	48,439

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)       Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2016 and 2015:

	September		September
	2016		2015
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	24.00	119,540	22.50	105,151
Additions or deductions	(0.28)	(1,410)	(0.04)	(209)
Subordinated debt (*)	(5.21)	(25,943)	(5.05)	(23,578)
Price-level restatement	(4.24)	(21,109)	(4.39)	(20,524)
Tax from previous period	0.21	1,051	(0.40)	(1,854)
Non-deductible expenses tax	0.53	2,621	0.48	2,225
Effect in deferred taxes (changes in tax rate)	(1.46)	(7,282)	(2.18)	(10,167)
Other	0.48	2,400	(0.56)	(2,605)
Effective rate and income tax expense	14.03	69,868	10.36	48,439

(*) The tax benefit associated with the dividend payment made to SAOS, as payment of the subordinated debt held with the Central Bank, should disappear as the liability of SM-Chile with the Central Bank is completely paid off.

The effective rate for income tax for the period ended as of September 30, 2016 is 14.03% (10.36% in September 2015).

On December 29, 2015, Law 20,780 published in the Official Journal, amended the income tax and introduces various adjustments in the tax system.

On February 8, 2016, it was published Law 20,899, which made changes to the Law 20,780, specifically as it is related to the regime applicable to corporations.

Article 8 of Law 20,899, it established that corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes. For this scheme, the law 20,780 establishes a gradual increase of tax rates first category according to the following table:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

The effect on income by deferred taxes produced by the tax rate change was a credit in income for an amount of Ch$7,282 million (Ch$10,167 million in 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect on		Balances as of September
	31, 2015	Income	Equity	30, 2016
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	178,168	15,477	—	193,645
Personnel provisions	7,867	(411)	—	7,456
Staff vacation	6,268	498	—	6,766
Accrued interests and indexation adjustments from impaired loans	4,024	(437)	—	3,587
Staff severance indemnities provisions	1,352	1,113	—	2,465
Provision of credit cards expenses	13,628	(1,215)	—	12,413
Provision of accrued expenses	11,788	4,226	—	16,014
Leasing	18,239	11,120	—	29,359
Other adjustments	14,638	415	—	15,053
Total debit differences	255,972	30,786	—	286,758

Credit Differences:
Depreciation and price-level restatement of property and equipment	13,163	1,053	—	14,216
Adjustment for valuation of financial assets available-for-sale	12,582	—	(12,201)	381
Transitory assets	2,640	2,905	—	5,545
Loans accrued to effective rate	2,565	(299)	—	2,266
Other adjustments	2,003	2,703	—	4,706
Total credit differences	32,953	6,362	(12,201)	27,114

Deferred tax assets (liabilities), net	223,019	24,424	12,201	259,644

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes, continued:

(d)       Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December	Effect on		Balance as of September	Effect on		Balance as of December
	31, 2014	Income	Equity	30, 2015	Income	Equity	31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	146,562	18,075	—	164,637	13,531	—	178,168
Personnel provisions	9,314	(3,298)	—	6,016	1,851	—	7,867
Staff vacations	5,489	485	—	5,974	294	—	6,268
Accrued interest and indexation adjustments from impaired loans	3,738	434	—	4,172	(148)	—	4,024
Staff severance indemnities provision	1,460	(152)	—	1,308	35	9	1,352
Provisions of credit card expenses	10,637	2,396	—	13,033	595	—	13,628
Provisions of accrued expenses	11,466	2,838	101	14,405	(2,617)	—	11,788
Leasing	—	12,518	—	12,518	5,721	—	18,239
Other adjustments	14,203	2,258	—	16,461	(1,823)	—	14,638
Total debit differences	202,869	35,554	101	238,524	17,439	9	255,972

Credit differences:
Depreciation of property and equipment and investment properties	14,304	(1,013)	—	13,291	(128)	—	13,163
Adjustment for valuation financial assets available-for-sale	9,860	—	793	10,653	—	1,929	12,582
Leasing equipment	2,992	(2,992)	—	—	—	—	—
Transitory assets	2,478	1,235	—	3,713	(1,073)	—	2,640
Derivative instruments adjustment	13	(13)	—	—	—	—	—
Accrued interest to effective rate	2,308	83	—	2,391	174	—	2,565
Other adjustments	3,074	269	—	3,343	(1,340)	—	2,003
Total credit differences	35,029	(2,431)	793	33,391	(2,367)	1,929	32,953

Total Assets (Liabilities) net	167,840	37,985	(692)	205,133	19,806	(1,920)	223,019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets:

(a)                     Item detail:

At the end of each period, other assets are detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Assets held for leasing (*)	86,888	117,332

Assets received or awarded as payment (**)
Assets awarded in judicial sale	4,301	5,644
Assets received in lieu of payment	678	785
Provision for assets received in lieu of payment	(192)	(176)
Subtotal	4,787	6,253

Other Assets
Deposits by derivatives margin	154,684	226,213
Other accounts and notes receivable	38,231	21,644
Documents intermediated (***)	26,127	30,729
Prepaid expenses	15,893	6,915
Investment properties	14,766	15,041
Servipag available funds	12,243	13,922
VAT receivable	10,476	10,143
Recoverable income taxes	7,566	8,718
Commissions receivable	6,487	7,558
Pending transactions	2,144	3,472
Rental guarantees	1,813	1,743
Materials and supplies	781	643
Recovered leased assets for sale	707	625
Accounts receivable for sale of assets received in lieu of payment	21	752
Others	12,115	12,795
Subtotal	304,054	360,913
Total	395,729	484,498

(*)                    These correspond to property and equipment to be given under a finance lease.

(**)             Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0183% (0.0227% as of December 31, 2015) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)      This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the nine-month period ended as of September 30, 2016 and 2015 are detailed as follows:

Provision for assets	MCh$

Balance as of January 1, 2015	207
Provisions used	(60)
Provisions established	75
Provisions released	—
Balance as of September 30, 2015	222
Provisions used	(128)
Provisions established	82
Provisions released	—
Balance as of December 31, 2015	176
Provisions used	(483)
Provisions established	499
Provisions released	—
Balance as of September 30, 2016	192

19.                    Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Current accounts	6,339,999	6,900,590
Other demand deposits	799,824	892,485
Other demand deposits and accounts	489,185	533,973
Total	7,629,008	8,327,048

20.                    Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Time deposits	10,254,302	9,529,974
Term savings accounts	215,042	205,171
Other term balances payable	103,491	172,547
Total	10,572,835	9,907,692

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)                     At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	268,516	283,803
Bank of America	152,516	150,208
The Bank of New York Mellon	138,206	149,617
HSBC Bank	112,209	121,027
Wells Fargo Bank	98,943	112,933
Sumitomo Mitsui Banking	65,761	35,421
Mizhuo Bank Ltda	59,161	—
Standard Chartered Bank	34,553	56,975
ING Bank	29,882	31,873
Bank of Nova Scotia	26,325	94,298
Zuercher Kantonalbank	13,830	22,011
Toronto Dominion Bank	9,863	63,788
Commerzbank A.G.	2,743	1,446
Canadian Imperial Bank of Commerce	—	166,918
Bank of Montreal	—	92,096
Others	1,009	840
Borrowings and other obligations
Wells Fargo Bank	98,889	106,463
Deutsche Bank AG	5,036	—
Citibank N.A.	3,028	37,571
Others	2,716	2,333
Subtotal foreign trade financing	1,123,186	1,529,621

Chilean Central Bank	4	6

Total	1,123,190	1,529,627

(b)                     Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	September 2016	December 2015
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	4	6
Total	4	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued:

At the end of each period, debt issued is detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Mortgage bonds	36,103	46,381
Bonds	5,405,951	5,270,214
Subordinated bonds	723,290	785,613
Total	6,165,344	6,102,208

During the period ended as of September 30, 2016, Banco de Chile issued bonds by an amount of Ch$1,196,672 million, of which corresponds to Unsubordinated bonds, Commercial papers and Subordinated Bonds by an amount of Ch$646,290 million, Ch$468,177 million and Ch$82,205 million respectively, according to the following details:

Bonds

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date

BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,405	10	2.90	UF	29/06/2016	29/06/2026
BCHIBB0815	6,706	6	2.50	UF	05/07/2016	05/07/2022
BCHIBB0815	46,950	6	2.50	UF	06/07/2016	06/07/2022
BONO USD	19,705	5	1.97	USD	05/08/2016	05/08/2021
BONO USD	68,060	5	1.96	USD	01/09/2016	01/09/2021
BCHIBM0815	85,148	12	2.90	UF	28/09/2016	28/09/2028
Total as of September 30, 2016	646,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued, continued:

Commercial Papers

Counterparty	Amount MCh$	Interest rate %	Currency	Issued date	Maturity date

Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
JP. Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
JP. Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,690	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,461	1.25	USD	22/06/2016	21/06/2017
JP. Morgan Chase	10,314	0.70	USD	01/07/2016	03/10/2016
Merrill Lynch	13,266	0.71	USD	05/07/2016	04/10/2016
Citibank N.A.	33,133	1.04	USD	06/07/2016	05/01/2017
Wells Fargo Bank	3,330	1.02	USD	07/07/2016	28/12/2016
Merrill Lynch	6,660	1.00	USD	07/07/2016	09/01/2017
Citibank N.A.	3,305	0.74	USD	11/07/2016	19/10/2016
Merrill Lynch	3,282	1.02	USD	13/07/2016	09/01/2017
Wells Fargo Bank	1,969	0.84	USD	13/07/2016	10/11/2016
Wells Fargo Bank	32,548	1.05	USD	14/07/2016	10/01/2017
Merrill Lynch	9,764	1.05	USD	14/07/2016	11/01/2017
Merrill Lynch	3,906	1.30	USD	14/07/2016	12/07/2017
JP. Morgan Chase	12,368	0.78	USD	14/07/2016	14/10/2016
Citibank N.A.	25,896	0.83	USD	15/07/2016	13/12/2016
Citibank N.A.	13,410	0.87	USD	09/09/2016	06/12/2016
Citibank N.A.	6,700	0.85	USD	12/09/2016	06/12/2016
Total as of September 30, 2016	468,177

Subordinated bonds

Serie	Amount MCh$	Terms Years	Interest rate %	Currency	Issue date	Maturity date

UCHIG1111	30,797	25	3.75	UF	18/08/2016	18/08/2041
UCHIG1111	9,257	25	3.75	UF	01/09/2016	01/09/2041
UCHIG1111	42,151	25	3.75	UF	02/09/2016	02/09/2041
Total as of September 30, 2016	82,205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued, continued:

During the period ended as of December 31, 2015, Banco de Chile issued bonds by an amount of Ch$2,470,407 million, of which corresponds to Unsubordinated bonds and commercial papers by an amount of Ch$1,342,224 million and Ch$1,128,183 million respectively, according to the following details:

Bonds

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date

BCHIAI0213	17,132	6	3.40	UF	17/02/2015	17/02/2021
BCHIAM0413	40,425	8	3.60	UF	20/02/2015	20/02/2023
BCHIAB1211	80,282	15	3.50	UF	27/02/2015	27/02/2030
BCHIAM0413	4,881	8	3.60	UF	13/03/2015	13/03/2023
BCHIAM0413	5,972	8	3.60	UF	19/03/2015	19/03/2023
BCHIAM0413	11,225	8	3.60	UF	06/04/2015	06/04/2023
BCHIAM0413	2,673	8	3.60	UF	07/04/2015	07/04/2023
BCHIAZ0613	53,874	14	3.60	UF	17/04/2015	17/04/2029
BONO USD	30,596	6	LIBOR 3 M + 0.69	USD	30/04/2015	30/04/2021
BCHIAM0413	15,242	8	3.60	UF	08/05/2015	08/05/2023
BCHIAP0213	29,715	9	3.60	UF	15/05/2015	15/05/2024
BCHIAP0213	7,435	9	3.60	UF	18/05/2015	18/05/2024
BCHIAP0213	2,658	9	3.60	UF	22/05/2015	22/05/2024
BCHIAP0213	13,308	9	3.60	UF	27/05/2015	27/05/2024
BCHIAO0713	14,072	8	3.40	UF	09/06/2015	09/06/2023
BCHIAO0713	21,146	8	3.40	UF	10/06/2015	10/06/2023
BCHIAO0713	4,518	8	3.40	UF	15/06/2015	15/06/2023
BCHIAO0713	4,653	8	3.40	UF	16/06/2015	16/06/2023
BCHIAO0713	10,639	8	3.40	UF	18/06/2015	18/06/2023
BCHIAO0713	9,315	8	3.40	UF	23/06/2015	23/06/2023
BCHIAW0213	80,003	13	3.60	UF	25/06/2015	25/06/2028
BCHIAO0713	22,367	8	3.40	UF	03/07/2015	03/07/2023
BCHIAO0713	3,692	8	3.40	UF	07/07/2015	07/07/2023
BCHIAX0613	16,068	13	3.60	UF	08/07/2015	08/07/2028
BCHIAX0613	37,494	13	3.60	UF	09/07/2015	09/07/2028
BCHIAO0713	4,255	8	3.40	UF	10/07/2015	10/07/2023
BCHIAO0713	2,681	8	3.40	UF	22/07/2015	22/07/2023
BCHIAS0513	9,550	10	3.60	UF	28/07/2015	28/07/2025
BCHIUY1211	80,744	14	3.50	UF	06/08/2015	06/08/2029
BCHIAS0513	9,334	10	3.60	UF	13/08/2015	13/08/2025
BCHIAK0613	81,154	7	3.40	UF	14/08/2015	14/08/2022
BCHIAS0513	3,297	10	3.60	UF	18/08/2015	18/08/2025
BCHIAS0513	6,046	10	3.60	UF	19/08/2015	19/08/2025
BCHIUW1011	54,750	13	3.50	UF	24/08/2015	24/08/2028
BCHIUW1011	55,117	13	3.50	UF	31/08/2015	31/08/2028
BCHIAN0513	54,642	8	3.60	UF	07/10/2015	07/10/2023
BCHIAS0513	4,127	10	3.60	UF	14/10/2015	14/10/2025
BCHIUX0212	80,796	13	3.50	UF	14/10/2015	14/10/2028
BONO HKD	53,957	10	3.05	HKD	20/10/2015	20/10/2025
BCHIAQ0213	81,748	10	3.60	UF	06/11/2015	06/11/2025
BCHIAT0613	82,318	11	3.50	UF	06/11/2015	06/11/2026
BCHIAR0613	62,985	10	3.60	UF	06/11/2015	06/11/2025
BONO EUR	35,880	10	1.66	EUR	16/11/2015	16/11/2025
BONO USD	35,411	5	LIBOR 3 M + 1.15	USD	16/12/2015	16/12/2020
BCHIAS0513	4,047	10	3.60	UF	18/12/2015	18/12/2025
Total as of December 31, 2015	1,342,224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued, continued:

Commercial Papers

Counterparty	Amount MCh$	Rate %	Currency	Issued date	Maturity date

Merrill Lynch	15,425	0.32	USD	05/01/2015	06/04/2015
Goldman Sachs	15,380	0.33	USD	07/01/2015	10/04/2015
Goldman Sachs	30,638	0.33	USD	08/01/2015	08/04/2015
Wells Fargo Bank	12,255	0.32	USD	08/01/2015	08/04/2015
Wells Fargo Bank	3,077	0.43	USD	12/01/2015	13/07/2015
Merrill Lynch	9,421	0.46	USD	21/01/2015	21/07/2015
Merrill Lynch	9,421	0.60	USD	21/01/2015	16/10/2015
JP. Morgan Chase	49,944	0.37	USD	22/01/2015	22/04/2015
Wells Fargo Bank	16,262	0.32	USD	10/02/2015	11/05/2015
Wells Fargo Bank	2,502	0.47	USD	10/02/2015	10/08/2015
JP. Morgan Chase	48,215	0.35	USD	03/03/2015	02/06/2015
Wells Fargo Bank	4,393	0.82	USD	06/03/2015	04/03/2016
Merrill Lynch	15,690	0.42	USD	06/03/2015	06/08/2015
JP. Morgan Chase	31,395	0.35	USD	09/03/2015	08/06/2015
Wells Fargo Bank	2,569	0.48	USD	17/03/2015	14/09/2015
Merrill Lynch	4,975	0.42	USD	20/03/2015	06/08/2015
Merrill Lynch	3,122	0.48	USD	23/03/2015	17/09/2015
JP. Morgan Chase	31,951	0.38	USD	23/03/2015	22/06/2015
Wells Fargo Bank	25,079	0.35	USD	30/03/2015	30/06/2015
JP. Morgan Chase	37,467	0.48	USD	06/04/2015	02/10/2015
JP. Morgan Chase	14,519	0.38	USD	06/04/2015	06/07/2015
Goldman Sachs	42,858	0.35	USD	08/04/2015	08/07/2015
Citibank N.A.	15,506	0.35	USD	10/04/2015	06/07/2015
JP. Morgan Chase	16,524	0.40	USD	17/04/2015	17/08/2015
JP. Morgan Chase	49,536	0.40	USD	22/04/2015	03/08/2015
Wells Fargo Bank	15,856	0.34	USD	11/05/2015	10/08/2015
JP. Morgan Chase	48,721	0.40	USD	02/06/2015	02/09/2015
JP. Morgan Chase	31,567	0.40	USD	08/06/2015	08/09/2015
Wells Fargo Bank	3,796	0.52	USD	19/06/2015	16/12/2015
JP. Morgan Chase	32,321	0.36	USD	22/06/2015	17/09/2015
Wells Fargo Bank	2,620	0.27	USD	30/06/2015	17/09/2015
Wells Fargo Bank	10,162	0.37	USD	30/06/2015	02/10/2015
Wells Fargo Bank	12,782	0.59	USD	30/06/2015	04/01/2016
JP. Morgan Chase	15,222	0.39	USD	06/07/2015	05/10/2015
Citibank N.A.	16,030	0.36	USD	06/07/2015	05/10/2015
Goldman Sachs	45,651	0.36	USD	08/07/2015	08/10/2015
Merrill Lynch	10,419	0.72	USD	21/07/2015	15/04/2016
Wells Fargo Bank	3,390	0.54	USD	04/08/2015	03/02/2016
Wells Fargo Bank	33,904	0.31	USD	04/08/2015	30/09/2015
Merrill Lynch	19,664	0.36	USD	04/08/2015	04/11/2015
Merrill Lynch	22,323	0.36	USD	06/08/2015	04/11/2015
Wells Fargo Bank	11,549	0.93	USD	06/08/2015	04/08/2016
Wells Fargo Bank	6,773	0.36	USD	07/08/2015	13/11/2015
Wells Fargo Bank	6,740	0.93	USD	10/08/2015	05/08/2016
Wells Fargo Bank	13,634	0.45	USD	11/08/2015	08/12/2015
Citibank N.A.	18,710	0.45	USD	18/08/2015	16/11/2015
JP. Morgan Chase	69,151	0.51	USD	02/09/2015	02/12/2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers, continued:

Counterparty	Amount MCh$	Rate %	Currency	Issued date	Maturity date

JP. Morgan Chase	34,541	0.51	USD	08/09/2015	08/12/2015
JP. Morgan Chase	42,393	0.50	USD	02/10/2015	05/01/2016
Citibank N.A.	17,092	0.50	USD	05/10/2015	08/01/2016
JP. Morgan Chase	17,092	0.50	USD	05/10/2015	08/01/2016
Merrill Lynch	10,224	0.78	USD	14/10/2015	11/07/2016
Merrill Lynch	13,829	0.65	USD	04/11/2015	04/05/2016
Merrill Lynch	26,100	0.45	USD	04/11/2015	03/02/2016
Wells Fargo Bank	3,554	0.82	USD	15/12/2015	13/06/2016
Merrill Lynch	4,249	1.10	USD	17/12/2015	13/12/2016
Total as of December 31, 2015	1,128,183

As of December 31, 2015 the Bank has no issued subordinated bonds.

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2016 and 2015,

23.                    Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Other Chilean obligations	127,014	132,136
Public sector obligations	38,422	40,945
Total	165,436	173,081

24.                    Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Provision for minimum dividends	217,123	324,469
Provisions for personnel benefits and payroll expenses	71,044	74,791
Provisions for contingent loan risks	50,831	59,213
Provisions for contingencies:
Additional loan provisions (*)	213,252	161,177
Country risk provisions	5,944	4,260
Other provisions for contingencies	21,928	15,133
Total	580,122	639,043

(*)     On September 30th, 2016 additional provision has been made for Ch$52,075 millon (Ch$30,921 million during period 2015). See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.   Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the nine-month period ended as of September 30, 2016 and December 31, 2015:

					Country risk
		Personnel		Additional	provisions and
	Minimum	benefits and	Contingent	loan	other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	324,588	81,515	54,077	130,256	11,278	601,714
Provisions established	241,823	42,012	5,055	30,921	7,488	327,299
Provisions used	(324,588)	(58,713)	—	—	(247)	(383,548)
Provisions released	—	—	—	—	—	—
Balances as of September 30, 2015	241,823	64,814	59,132	161,177	18,519	545,465
Provisions established	82,646	18,196	81	—	874	101,797
Provisions used	—	(8,219)	—	—	—	(8,219)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2015	324,469	74,791	59,213	161,177	19,393	639,043
Provisions established	217,123	47,564	—	52,075	8,735	325,497
Provisions used	(324,469)	(51,311)	—	—	(256)	(376,036)
Provisions released	—	—	(8,382)	—	—	(8,382)
Balances as of September 30, 2016	217,123	71,044	50,831	213,252	27,872	580,122

(c)       Provisions for personnel benefits and payroll:

	September	December
	2016	2015
	MCh$	MCh$

Short-term personnel benefits	28,676	34,307
Vacation accrual	26,291	25,480
Pension plan- defined benefit plan	9,225	10,728
Other benefits	6,852	4,276
Total	71,044	74,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(d)       Pension plan — Defined benefit plan:

(i)        Movement in the defined benefit obligations are as follow:

	September	September
	2016	2015
	MCh$	MCh$

Opening defined benefit obligation	10,728	11,471
Increase in provisions	285	496
Benefit paid	(1,788)	(1,395)
Actuarial gains	—	—
Total	9,225	10,572

(ii)       Net benefits expenses:

	September	September
	2016	2015
	MCh$	MCh$

Current service cost	(126)	54
Interest cost of benefits obligations	411	442
Effect of change in actuarial factors	—	—
Net benefit expenses	285	496

(iii)      Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	September	December
	2016	2015
	%	%

Discount rate	4.60	4.60
Annual salary increase	5.41	5.41
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	September	September
	2016	2015
	MCh$	MCh$

Balances as of January 1,	34,307	29,678
Provisions established	27,669	24,063
Provisions used	(33,300)	(30,162)
Provisions release	—	—
Total	28,676	23,579

(f)                         Movements in vacations accruals:

	September	September
	2016	2015
	MCh$	MCh$

Balances as of January 1,	25,480	23,727
Provisions established	5,100	4,318
Provisions used	(4,289)	(3,337)
Provisions release	—	—
Total	26,291	24,708

(g)                      Employee share-based benefits provision:

As of September 30, 2016 and 2015, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of September 30, 2016 and December 31, 2015, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$50,831 million (Ch$59,213 million as of December 31, 2015).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.       Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	September	December
	2016	2015
	MCh$	MCh$

Accounts and notes payable (*)	153,173	121,419
Unearned income	5,989	6,644
Dividends payable	1,447	1,255

Other liabilities
Cobranding	47,748	54,006
Documents intermediated (**)	42,379	39,735
Securities unliquidated	27,778	3,429
VAT debit	12,445	13,235
Leasing deferred gains	5,801	6,040
Transactions in progress	515	767
Insurance payments	232	634
Others	12,163	12,148
Total	309,670	259,312

(*)             It comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	September	December
	2016	2015
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	321,840	389,727
Confirmed foreign letters of credit	47,229	33,871
Issued letters of credit	155,395	122,060
Bank guarantees	2,201,268	2,058,813
Immediately available credit lines	7,388,184	7,224,242
Other commitments	374,905	204,862

Transactions on behalf of third parties
Collections	129,769	217,479
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	11,845	18,563
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	186,194	151,375
Other Financial assets acquired on its own behalf	—	—

Fiduciary activities
Securities held in safe custody in the Bank	9,324,976	8,248,416
Securities held in safe custody in other entities	5,574,414	5,006,510
Total	25,716,019	23,675,918

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related with the ordinary course operations. As of September 30, 2016 the Bank has established provisions for this concept in the amount of Ch$21,666 million (Ch$14,877 million as of December 31, 2015), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position.

Among these actions, there is the following:

•                 Collective action filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This action seeks to challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts.

•                 Collective action filed by the National Corporation of Consumers and Users of Chile (Corporación Nacional de Consumidores y Usuarios de Chile) that challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts, along with the outsourcing of certain services related to our clients’ current account data.

•                 Collective action filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare abusive and void certain provisions of the Person Products Unified Agreement regarding the use of self-service channels (internet, ATMs, telephone banking) and Credit Cards. Such provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility they have in case of disclosure to third parties, and the use by such third parties of them.

The following table presents estimated date of completion of the respective litigation:

	As of September 30, 2016
	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	21,269	6	391	—	21,666

(b.2)          Contingencies for significant lawsuits:

As of September 30, 2016 and December 31, 2015 there are not any significant lawsuits, where the Bank is involved, that affect or may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted:

i.                            In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No, 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,642,000, maturing January 10, 2017 (UF 2,603,000, maturing on January 8, 2016 as of December 31, 2015). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 273,000.

As of September 30, 2016 and December 31, 2015 the Bank has not guaranteed mutual funds.

In compliance to stablish by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor. Such guarantee corresponds to a bank guarantee for UF 250,000, with maturity on January 10, 2017.

ii.                        In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by HDI Seguros de Garantía y Créditos S.A., that matures April 22, 2018, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December
	2016	2015
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	15,949	14,628
Securities Exchange of the Electronic, Stock Exchange of Chile	13,630	27,981

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,965	2,995
Fixed income securities to secure loans of shares, Chilean Electronic Stock Exchange, Stock Exchange	—	80
Shares delivered to ensure equity loan, Chilean Electronic Stock Exchange, Stock Exchange	—	—

Total	32,544	45,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                        In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2017, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 20, 2017.

It was constituted a bank guarantee No. 379031-1 corresponds to UF 215,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 10, 2017.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.                    In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of September 30, 2016 the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)

Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December
	2016	2015
	MCh$	MCh$

Free credit lines available (*)	28,070	36,743
Bank guarantees	18,402	18,474
Guarantees and surety bonds	3,086	3,314
Letters of credit	905	393
Other commitments	368	289
Total	50,831	59,213

(*) See Note No.2 c).

(e)                   Before the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A., claimed against  Exempt Resolution No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (SVS), under which the SVS fined the Company to pay a fine of 50,000 UF, considering that it would have violated paragraph 2 of Article 53 of the Securities Act by acting as an intermediary in a share purchase operations SQM-A. To make such a claim Banchile appropriated 25% of the amount of the fine. Under the claim is intended to annul the fine. That complaint was accumulated trial Case No. 25.795-2014, of the 22nd Civil Court of Santiago, issued the order test. To date the replacement resources submitted have not been resolved by the parties on the resolution that received the case to trial. The procedure is suspended by the application for joinder filed by another claimant.

According to the provisioning policy, the company has not made provisions because this trial has not yet been ruled as also considering that the legal position of the same advisers estimate that there are solid grounds for that hosting the claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital:

(i)        Authorized, subscribed and paid shares:

As of September 30, 2016, the paid-in capital of Banco de Chile is represented by 97,624,347,430 registered shares (96,129,146,433 shares as of December 31, 2015), with no par value, fully paid and distributed.

(ii)  Shares:

(ii.1)                       On June 23, 2016, Banco de Chile informs regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2015, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 24th of March, 2016, where it was agreed to increase the Bank´s capital in the amount of $96,874,072,595 through the issuance of 1,495,200,997 fully paid-in shares, of no par value, payable under the distributable net income for the year 2015 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Superintendency of Banks and Financial Institutions of Chile (SBIF) with the No.4/2016, on June 16, 2016.

The Board of Directors of Banco de Chile, at the meeting No.2,840, dated June 23, 2016, set July 7, 2016, as the date for issuance and distribution of the fully paid in shares.

(ii.2)                       The following table shows the share movements from December 31, 2014 to September 30, 2016:

Total
Ordinary Shares

As of December 31, 2014	94,655,367,544

Capitalization of earning — Issue fully paid-in shares (*)	1,473,778,889
Total shares as of September 30, 2015	96,129,146,433

Total shares as of December 31, 2015	96,129,146,433

Capitalization of earning — Issue fully paid-in shares (**)	1,495,200,997

Total shares as September 30, 2016	97,624,347,430

(*)   Capitalization on July 23, 2015.

(**) See Note No.5 g) (a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(b)                     Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid. The above described agreementAgreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

The distributable income for the nine-month period ended as of September 30, 2016 ascend to Ch$361,872 million (Ch$463,528 million as of December 31, 2015).

As stated, the retention of earnings for the year ended as of December 31, 2015,  made in March of 2016, ascend to Ch$95,467 million (Ch$127,383 million of income for the year ended as of December 31, 2014, retained in March of 2015).

(c)                       Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 24, 2016, the Bank’s shareholders agreed to distribute and pay dividend No. 204 amounting to Ch$3.37534954173 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2015. The dividend of period 2016 amounted Ch$366,654 million.

At the Ordinary Shareholders’ Meeting held on March 26, 2015, the Bank’s shareholders agreed to distribute and pay dividend No. 203 amounting to Ch$3.42915880220 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2014. The dividend of period 2015 amounted Ch$367,444 million.

(d)                      Provision for minimum dividends:

According to established in Note No. 5 Relevant events, the Board of Directors established that since 2016, a minimum dividend, where the Bank has to record a provision of 60% of distributable net income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$217,123 million (Ch$324,469 million as of December 31, 2015, corresponding to 70%) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                        Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period, excluding the average number of own shares maintained at the long period.

(ii)                     Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	September	September
	2016	2015
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	428,215	418,897
Weighted average number of ordinary shares	97,624,347,430	97,624,347,430
Earning per shares (in Chilean pesos) (*)	4.39	4.29

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	428,215	418,897
Weighted average number of ordinary shares	97,624,347,430	97,624,347,430
Assumed conversion of convertible debt	—	—
Adjusted number of shares	97,624,347,430	97,624,347,430
Diluted earnings per share (in Chilean pesos) (*)	4.39	4.29

(*)             As of September 30, 2015 earning per shares considers the effect of fully paid-in shares, no par value, issued in 2016.

As of September 30, 2016 and 2015, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(f)                       Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. During the period 2016 there were made a charge to equity to Ch$59 million of cumulative translation adjustment (credit to equity for Ch$1 in 2015).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes. During the period of 2016 it was made a net debit to equity for an amount of Ch$38,629 million (net credit to equity for Ch$2,734 million as of September 30, 2015).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge,  During the period of 2016 it was made a net debit to equity for an amount of Ch$17,127 million (charge to equity for Ch$3,970 million as of September 30, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses:

(a)                     On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	September 2016				September 2015
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	529,760	118,537	1,893	650,190	487,379	133,964	2,810	624,153
Consumer loans	448,396	1,225	7,018	456,639	416,631	2,386	7,032	426,049
Residential mortgage loans	194,674	149,560	2,992	347,226	172,648	162,693	3,528	338,869
Financial investment	20,168	4,981	—	25,149	36,664	12,076	—	48,740
Repurchase agreements	1,161	—	—	1,161	996	—	—	996
Loans and advances to banks	24,793	—	—	24,793	21,146	—	—	21,146
Other interest revenue	1,122	1,511	—	2,633	491	1,787	—	2,278
Total	1,220,074	275,814	11,903	1,507,791	1,135,955	312,906	13,370	1,462,231

The amount of interest revenue recognized on a received basis for impaired portfolio as of September 30, 2016 was Ch$3,812 million (Ch$6,973 million in September 2015).

(b)                       At the each period end, the stock of interest income not recognized in income is the following:

	September 2016			September 2015
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	8,019	1,263	9,282	9,581	3,024	12,605
Residential mortgage loans	2,456	2,056	4,512	1,944	2,014	3,958
Consumer loans	70	14	84	272	4	276
Total	10,545	3,333	13,878	11,797	5,042	16,839

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	September 2016			September 2015
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	238,660	47,137	285,797	200,785	47,430	248,215
Debt issued	139,836	102,205	242,041	124,357	112,204	236,561
Other financial obligations	1,230	243	1,473	1,313	373	1,686
Repurchase agreements	4,543	—	4,543	5,321	266	5,587
Borrowings from financial institutions	10,012	—	10,012	7,108	—	7,108
Demand deposits	470	4,930	5,400	533	4,304	4,837
Other interest expenses	—	413	413	—	665	665
Total	394,751	154,928	549,679	339,417	165,242	504,659

(d)                       As of September 30, 2016 and 2015, the Bank uses cross currency and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge its obligations with foreign banks and bonds issued abroad.

	September 2016			September 2015
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	54	—	54	—	—	—
Loss from fair value accounting hedges	(6,937)	—	(6,937)	(2,852)	—	(2,852)
Gain from cash flow accounting hedges	266,092	285,867	551,959	20,390	25,790	46,180
Loss from cash flow accounting hedges	(322,009)	(267,073)	(589,082)	(82,074)	(10,845)	(92,919)
Net gain on hedge items	1,152	—	1,152	(1,429)	—	(1,429)
Total	(61,648)	18,794	(42,854)	(65,965)	14,945	(51,020)

(e)                        At the each period end, the detail of income from suspended interest is as follows:

	September	September
	2016	2015
	MCh$	MCh$

Interest revenue	1,507,791	1,462,231
Interest expense	(549,679)	(504,659)

Subtotal interest income	958,112	957,572

Net gain (loss) from accounting hedges	(42,854)	(51,020)

Total net interest income	915,258	906,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.       Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	September 2016	September 2015
	MCh$	MCh$
Income from fees and commission
Card services	106,657	95,615
Investments in mutual funds and others	59,373	56,971
Collections and payments	36,646	39,048
Portfolio management	31,400	29,135
Fees for insurance transactions	20,754	16,294
Guarantees and letters of credit	15,643	15,108
Use of distribution channel	13,998	15,337
Usage Banchile’s brand	10,625	10,175
Trading and securities management	10,362	11,376
Lines of credit and overdrafts	4,505	11,616
Financial advisory services	3,499	5,968
Other fees earned	14,186	13,877
Total income from fees and commissions	327,648	320,520

Expenses from fees and commissions
Credit card transactions	(72,118)	(75,506)
Interbank transactions	(7,282)	(10,270)
Collections and payments	(4,759)	(4,905)
Securities transactions	(2,540)	(2,362)
Sales force fees	(442)	(949)
Other fees	(360)	(3,369)
Total expenses from fees and commissions	(87,501)	(97,361)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.       Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	September	September
	2016	2015
	MCh$	MCh$

Sale of available-for-sale instruments	65,226	9,509
Financial assets held-for-trading	46,461	14,124
Trading derivative	10,910	8,599
Sale of loan portfolios	4,930	2,690
Net income on other transactions	1,047	2,001
Total	128,574	36,923

31.       Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2016	2015
	MCh$	MCh$

Indexed foreign currency, net	83,056	(174,869)
Translation difference, net	(7,400)	19,540
Gain from accounting hedges	(68,525)	199,927
Total	7,131	44,598

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The movement during the nine-month period ended as of September 2016 and September 2015 is the following:

	Loans and advance		Loans to customers
	to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	(277)	—	(38,245)	—	—	—	—	—	(38,245)	—	(3,366)	—	(41,888)
- Group provisions	—	—	(32,388)	(31,680)	(2,384)	(6,186)	(182,750)	(156,298)	(217,522)	(194,164)	—	(1,689)	(217,522)	(195,853)
Provisions established, net	—	(277)	(32,388)	(69,925)	(2,384)	(6,186)	(182,750)	(156,298)	(217,522)	(232,409)	—	(5,055)	(217,522)	(237,741)

Provisions released:
- Individual provisions	125	—	5,825	—	—	—	—	—	5,825	—	2,030	—	7,980	—
- Group provisions	—	—	—	—	—	—	—	—	—	—	6,352	—	6,352	—
Provisions realeased, net	125	—	5,825	—	—	—	—	—	5,825	—	8,382	—	14,332	—

Provision, net	125	(277)	(26,563)	(69,925)	(2,384)	(6,186)	(182,750)	(156,298)	(211,697)	(232,409)	8,382	(5,055)	(203,190)	(237,741)

Additional provision	—	—	(52,075)	(30,921)	—	—	—	—	(52,075)	(30,921)	—	—	(52,075)	(30,921)

Recovery of written-off assets	—	—	8,359	13,927	1,514	1,358	22,938	24,326	32,811	39,611	—	—	32,811	39,611

Provision for loan losses, net	125	(277)	(70,279)	(86,919)	(870)	(4,828)	(159,812)	(131,972)	(230,961)	(223,719)	8,382	(5,055)	(222,454)	(229,051)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.                    Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	September	September
	2016	2015
	MCh$	MCh$

Salaries	171,216	160,801
Bonuses and incentives	38,319	28,751
Variable compensation	29,424	25,912
Lunch and health benefits	21,079	18,926
Gratifications	18,624	17,686
Staff severance indemnities	12,676	9,591
Training expenses	2,137	1,960
Other personnel expenses	17,759	14,759
Total	311,234	278,386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.                    Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	September	September
	2016	2015
	MCh$	MCh$

General administrative expenses
Information technology and communications	50,677	43,318
Maintenance and repair of property and equipment	26,758	23,468
Office rental and equipment	19,201	18,183
Securities and valuables transport services	9,802	8,542
External advisory services and professional fees and services	6,927	6,193
Office supplies	6,478	5,344
Rent ATM area	5,736	4,863
P,O, box mail , postage and home delivery services	4,908	3,559
Energy, heating and other utilities	4,316	3,914
Insurance premiums	3,674	3,098
Representation and transferring of personnel	3,248	3,647
Legal and notary	2,638	3,331
External service of financial information	2,444	2,132
Outsourcing of custody and filing	2,109	2,002
Donations	1,487	1,583
Other general administrative expenses	15,520	13,167
Subtotal	165,923	146,344

Outsources services
Credit pre-evaluation services	12,188	14,970
Data processing	8,047	7,439
External technological developments expenses	6,057	5,471
Certification and testing technology	4,410	3,782
Other	2,476	2,568
Subtotal	33,178	34,230

Board expenses
Board remunerations	1,867	1,710
Other Board expenses	496	386
Subtotal	2,363	2,096

Marketing expenses
Advertising	25,591	22,214
Subtotal	25,591	22,214

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	6,624	6,033
Real estate contributions	2,051	1,884
Patents	972	984
Other taxes	951	386
Subtotal	10,598	9,287
Total	237,653	214,171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.                    Depreciation, Amortization and Impairment:

(a)                      At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	September	September
	2016	2015
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	18,461	15,698
Amortization of intangibles assets (Note No. 15 (b))	6,454	6,301
Total	24,915	21,999

(b)                       As of September 30, 2016 and 2015 the composition of impairment expenses is the following:

	September	September
	2016	2015
	MCh$	MCh$

Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	4	85
Impairment of intangible assets (Note No. 15 (b))	—	59
Total	4	144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.                    Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	September	September
	2016	2015
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,698	2,568
Other income	33	15
Subtotal	3,731	2,583

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	84	290
Subtotal	84	290

Other income
Rental income	6,485	6,289
Credit card income	4,898	1,987
Expense recovery	2,378	3,138
Recovery from external branches	2,187	2,113
Revaluation of prepaid monthly payments	666	1,023
Income from differences sale leased assets	289	737
Fiduciary and trustee commissions	184	155
Income from sale of leased assets	110	465
Gain on sale of property and equipment	101	124
Others	2,361	1,838
Subtotal	19,659	17,869

Total	23,474	20,742

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.                    Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	September	September
	2016	2015
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	2,935	1,220
Provisions for assets received in lieu of payment	695	231
Expenses to maintain assets received in lieu of payment	331	307
Subtotal	3,961	1,758

Provisions for contingencies
Country risk provisions	1,684	6,524
Other provisions for contingencies	6,879	1,007
Subtotal	8,563	7,531

Other expenses
Credit cards administration	3,160	2,483
Write-offs for operating risks	2,375	3,319
Provisions and charge-offs of other assets	2,305	4,368
Provision for leased assets recoveries	782	618
Operations expenses and charge-offs leasing	637	986
Contribution to other organisms	195	181
Credit life insurance	187	136
Civil lawsuits	90	412
Others	1,359	1,799
Subtotal	11,090	14,302

Total	23,614	23,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions:

It is considered as related to the Bank and its subsidiaries, the natural or legal persons who are related by ownership or management of the Bank, directly or through third parties.

According to the above, the Bank has considered related natural or legal persons parties that have a direct participation or through third parties on bank ownership, where such participation exceeds (1% or 5%) of the shares, and people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. They are also considered related, the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5% or has the position of director, general manager or equivalent.

The article 89 of the Law on Corporations, which also applies to banks, provides that any transaction with a related party must take place in conditions of equity similar to those normally prevailing in the market.

The article 147 of the Corporations Law, provides that a public company may only enter into transactions with related when they have to contribute to the social interest, they adjust in price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and procedure pointing the same norm.

Moreover, Article 84 of the General Banking Law establishes limits for credits granted to related parties and the prohibition on granting loans to directors, managers or general representatives of the bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans accounts receivable, contingent loans and assets related to trading and investments securities, corresponding to related entities.

	Production Companies (*)		Investment Companies (**)		Individuals (***)		Total
	September	December	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	279,729	289,803	20,467	40,916	8,218	7,570	308,414	338,289
Residential mortgage loans	—	—	—	—	30,620	27,678	30,620	27,678
Consumer loans	14	—	—	—	5,751	5,682	5,765	5,682
Gross loans	279,743	289,803	20,467	40,916	44,589	40,930	344,799	371,649
Provision for loan losses	(963)	(921)	(30)	(79)	(243)	(248)	(1,236)	(1,248)
Net loans	278,780	288,882	20,437	40,837	44,346	40,682	343,563	370,401

Off balance sheet accounts:
Guarantees	13,334	11,501	43	46	—	—	13,377	11,547
Letters of credits	176	487	—	—	—	—	176	487
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	66,404	63,247	490	2,473	—	—	66,894	65,720
Immediately available credit lines	65,859	60,002	3,743	24,470	15,884	15,319	85,486	99,791
Total off balance sheet account	145,773	135,237	4,276	26,989	15,884	15,319	165,933	177,545
Provision for contingencies loans	(115)	(117)	—	(1)	—	—	(115)	(118)
Off balance sheet account, net	145,658	135,120	4,276	26,988	15.884	15,319	165,818	177,427

Amount covered by Collateral
Mortgage	83,791	88,140	7,139	7,619	47,099	39,657	138,029	135,416
Warrant	—	—	—	—	—	—	—	—
Pledge	2,900	—	—	—	3	3	2,903	3
Others(****)	74,365	84,913	8,997	11,873	1,714	1,704	85,076	98,490
Total collateral	161,056	173,053	16,136	19,492	48,816	41,364	226,008	233,909

Acquired Instruments
For trading purposes	—	—	—	—	—	—	—	—
For investing purposes	7,629	7,454	—	—	—	—	7,629	7,454
Total acquired instruments	7,629	7,454	—	—	—	—	7,629	7,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                      Loans with related parties, continued:

(*)                      Production companies are legal entities which comply with the following conditions:

i)                            They engage in productive activities and generate a separable flow of income.

ii)                         Less than 50% of their assets are trading securities or investments.

(**)               Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)        Individuals include key members of the management, who directly or indirectly possess the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)           These guarantees correspond mainly to shares and other financial guarantees.

(b)                      Other assets and liabilities with related parties:

	September	December
	2016	2015
	MCh$	MCh$
Assets
Cash and due from banks	31,677	222
Transactions in the course of collection	9,487	—
Cash collateral on securities borrowed and reverse repurchase agreements	—	—
Derivative instruments	164,480	112,370
Other assets	51,181	32,028
Total	256,825	144,620

Liabilities
Demand deposits	145,843	139,313
Transactions in the course of payment	12,489	—
Cash collateral on securities lent and repurchase agreements	12,402	—
Savings accounts and time deposits	346,038	300,868
Derivative instruments	158,547	101,433
Borrowings from financial institutions	271,544	321,374
Other liabilities	78,415	11,617
Total	1,025,278	874,605

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                      Income and expenses from related party transactions (*):

	September		September
	2016		2015
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	14,082	10,117	17,490	10,667
Fees and commission income	47,936	32,862	38,723	31,905
Financial operating (**)	389,094	395,587	165,928	138,951
Released or established of provision for credit risk	368	—	—	3
Operating expenses	—	64,510	—	60,775
Other income and expenses	347	27	363	19

(*)             This detail do not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(**)      The increase is explained by derivatives operations that are affected by the clearing through Comder Contraparte Central S.A. (related entity), which began to work in July 2015, this process that has implied that a portion of derivative contracts that are closed with a local banking counterparty (not related) have been novated to that entity, with the purpose of make a centralized clearing of them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(d)                      Payments to key management personnel:

	September	September
	2016	2015
	MCh$	MCh$

Remunerations	2,921	2,685
Short-term benefits	4,422	3,420
Severance pay	2,434	—
Paid based on shares	—	—
Total	9,777	6,105

Composition of key personnel:

	NO. of executives
	September	September
	2016	2015
Position
CEO	1	1
CEOs of subsidiaries	7	7
Division Managers	14	11
Total	22	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                      Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	September 2016		September 2015		September 2016	September 2015	September 2016	September 2015	September 2016	September 2015	September 2016	September 2015
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	406	(*)	295	(*)	37	36	298	266	—	—	741	597
Andrónico Luksic Craig	126		121		7	9	—	—	—	—	133	130
Jorge Awad Mehech	42		40		20	18	74	76	—	—	136	134
Gonzalo Menéndez Duque	42		40		19	17	89	94	20	19	170	170
Jaime Estévez Valencia	42		40		20	19	109	91	—	—	171	150
Rodrigo Manubens Moltedo	42		40		18	19	34	41	—	—	94	100
Jorge Ergas Heymann	42		40		12	13	43	32	—	—	97	85
Francisco Pérez Mackenna	42		40		14	17	47	54	—	—	103	111
Thomas Fürst Freiwirth	42		40		15	16	30	33	—	—	87	89
Jean-Paul Luksic Fontbona	42		40		5	9	—	—	—	—	47	49
Other directors of subsidiaries	—		—		—	—	108	114	—	—	108	114
Total	868		736		167	173	832	801	20	19	1,887	1,729

(1)             It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$12 million (Ch$12 million as of September 30, 2015).

(*)             It includes a provision of Ch$279 million (Ch$174 million as of September 30, 2015) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$387 million (Ch$304 million as of September 30, 2015).

Travel and other related expenses amount to Ch$74 million (Ch$63 million as of September 30, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valorization and control related with the process to the fair value measurement.

One of the most important definitions in this framework is the Product Control Unit (PCU), hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standards of fair value measurements

In the fair value calculation process, standard methodologies are used; closing prices, discounted cash flows and option models. In the options case, Black-Scholes model is used. The input parameters are rates, prices and volatility levels for each term and market factor that trade in the local and international markets.

(ii)                    Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information such as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which instruments are frequently bought and sold in financial markets.

(iii)                 Valuation techniques

If there is no market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based on observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments

Part of the fair value process consists of adjustment, to take into account bid/offer spreads.  This adjustment is calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that when selling the position it will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used, Bid, mid and offer market quotes are considered.

(v)                   Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and  one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event that significant differences are detected, these differences are measured and scaled according to the amount of materiality for each grouping level, ranging from a single report to the trader to a report presented to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kinds of reports allows for adequate control and consistency in the parameters used in valuations and backwards looking revisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Management

In particular, in cases where there are no market quotations for the instrument, similar transaction prices, nor indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required to operate this kinds of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                   Fair value hierarchy:

Banco de Chile and subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in an active markets for the same instrument or specific type of transaction to be evaluated (return internal rates, quote value, price).

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of market, assuring daily observable quotes.

For currency futures as well as mutual funds and equity, to determine fair value, the multiplication of closing prices by the number of instruments is used. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument. For mutual funds and equity, the current price multiplied by the quantity of instruments is used to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    Valuation techniques whose inputs are those other than quoted prices included within Level 1 and that are observable for assets or liabilities, either directly or indirectly. For instruments in this level, the valuation is performed based on an inference from observable market parameters; such quoted prices for similar instruments in active markets. In this level the following inputs are included:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices that are observable for the asset or liability.

d)             Inputs that are derived principally from or corroborated by observable market data.

This level is composed mostly of currency and rate derivatives, bank’s debt securities, debt of Chilean and foreign companies, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depends upon whether this value is impacted by volatility as a relevant market factor; if that is the case, the Black-Scholes-Merton type of formula is used. For the rest of the derivatives, namely swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between
Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Option Pricing Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment is using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market).

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market). Model is based on daily prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)       Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015	September 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	32,628	122,920	480,518	126,996	—	—	513,146	249,916
Other instruments issued in Chile	7	10,420	868,795	565,210	13	18,028	868,815	593,658
Instruments issued abroad	340	—	—	—	—	—	340	—
Mutual fund investments	28,944	23,080	—	—	—	—	28,944	23,080
Subtotal	61,919	156,420	1,349,313	692,206	13	18,028	1,411,245	866,654
Derivative contracts for trading purposes
Forwards	—	—	199,364	180,616	—	—	199,364	180,616
Swaps	—	—	754,272	739,777	—	—	754,272	739,777
Call Options	—	—	868	1,878	—	—	868	1,878
Put Options	—	—	3,087	680	—	—	3,087	680
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	957,591	922,951	—	—	957,591	922,951
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	12	279	—	—	12	279
Cash flow hedge (Swap)	—	—	97,971	203,892	—	—	97,971	203,892
Subtotal	—	—	97,983	204,171	—	—	97,983	204,171
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	—	15,321	67,486	71,187	—	—	67,486	86,508
Other instruments issued in Chile	—	—	255,588	735,724	76,443	96,125	332,031	831,849
Instruments issued abroad	—	81,644	—	—	—	—	—	81,644
Subtotal	—	96,965	323,074	806,911	76,443	96,125	399,517	1,000,001
Total	61,919	253,385	2,727,961	2,626,239	76,456	114,153	2,866,336	2,993,777

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	180,084	207,961	—	—	180,084	207,961
Swaps	—	—	845,099	897,513	—	—	845,099	897,513
Call Options	—	—	1,123	3,689	—	—	1,123	3,689
Put Options	—	—	1,268	549	—	—	1,268	549
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,027,574	1,109,712	—	—	1,027,574	1,109,712
Hedge derivative contracts
Fair value hedge (Swap)	—	—	13,988	14,549	—	—	13,988	14,549
Cash flow hedge (Swap)	—	—	25,999	3,666	—	—	25,999	3,666
Subtotal	—	—	39,987	18,215	—	—	39,987	18,215
Total	—	—	1,067,561	1,127,927	—	—	1,067,561	1,127,927

(1)                         As of September 30, 2016 a 88% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation:

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of September 30, 2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	18,028	27	—	—	(18,042)	—	—	13
Subtotal	18,028	27	—	—	(18,042)	—	—	13

Available-for-Sale Instruments
Other instruments issued in Chile	96,125	(5,360)	985	4,802	(17,405)	—	(2,704)	76,443
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(5,360)	985	4,802	(17,405)	—	(2,704)	76,443

Total	114,153	(5,333)	985	4,802	(35,447)	—	(2,704)	76,456

	As of December 31, 2015
	Balance as of January 1, 2015	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028
Subtotal	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028

Available-for-Sale Instruments
Other instruments issued in Chile	179,378	11,230	(775)	213	(101,213)	13,336	(6,044)	96,125
Instruments issued abroad	1,938	103	56	—	(2,097)	—	—	—
Subtotal	181,316	11,333	(719)	213	(103,310)	13,336	(6,044)	96,125

Total	182,717	11,307	(719)	18,268	(103,361)	13,336	(7,395)	114,153

(1) Recorded in income under item “Net financial operating income”

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)       Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of September 30, 2016		As of December 31, 2015
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	13	—	18,028	(445)
Total	13	—	18,028	(445)
Available-for- Sale Instruments
Other instruments issued in Chile	76,443	(1,326)	96,125	(1,969)
Instruments issued abroad	—	—	—	—
Total	76,443	(1,326)	96,125	(1,969)

Total	76,456	(1,326)	114,153	(2,414)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens,  In the case of financial assets presented table above, which corresponds to bank bonds and corporate bonds, input prices, prices based on broker quotes or runs were used, considering that these instruments do not have current prices or observable.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting. The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,161,938	1,361,222	1,161,938	1,361,222
Transactions in the course of collection	485,580	526,046	485,580	526,046
Cash collateral on securities borrowed and reverse repurchase agreements	46,534	46,164	46,534	46,164
Subtotal	1,694,052	1,933,432	1,694,052	1,933,432
Loans and advances to banks
Domestic banks	128,230	45,186	128,230	45,186
Central Bank of Chile	640,222	1,000,433	640,222	1,000,433
Foreign banks	313,493	349,576	313,493	349,576
Subtotal	1,081,945	1,395,195	1,081,945	1,395,195
Loans to customers, net
Commercial loans	14,043,563	14,046,119	13,861,298	13,859,949
Residential mortgage loans	6,722,456	6,370,034	7,148,720	6,625,557
Consumer loans	3,648,862	3,540,122	3,613,823	3,525,034
Subtotal	24,414,881	23,956,275	24,623,841	24,010,540
Total	27,190,878	27,284,902	27,399,838	27,339,167

Liabilities
Current accounts and other demand deposits	7,629,008	8,327,048	7,629,008	8,327,048
Transactions in the course of payment	297,673	241,842	297,673	241,842
Cash collateral on securities lent and repurchase agreements	221,271	184,131	221,271	184,131
Savings accounts and time deposits	10,572,835	9,907,692	10,584,567	9,902,468
Borrowings from financial institutions	1,123,190	1,529,627	1,118,086	1,522,667
Other financial obligations	165,436	173,081	165,436	173,081
Subtotal	20,009,413	20,363,421	20,016,041	20,351,237
Debt Issued
Letters of credit for residential purposes	31,496	39,568	33,808	41,849
Letters of credit for general purposes	4,607	6,813	4,945	7,206
Bonds	5,405,951	5,270,214	5,653,672	5,302,742
Subordinate bonds	723,290	785,613	737,540	788,883
Subtotal	6,165,344	6,102,208	6,429,965	6,140,680
Total	26,174,757	26,465,629	26,446,006	26,491,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities, continued:

Other financial instruments not measured at fair value in our statement of financial position, but for which the fair value is disclosed, are not managed on a fair value basis. These instruments include assets and liabilities such as loans and deposits to customers, bank borrowings, debt issued, and other financial assets and obligations with diverse maturities and features. Fair values of these assets/liabilities are estimated by applying the traditional Discounted Cash Flows model and using diverse valuation inputs such as yield curves, credit risk spreads, etc. Also, since some of these assets/liabilities are not traded in the market, judgmental analysis is required in determining the adequacy of the inputs and fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial assets and liabilities, continued:

(f)               Levels of other assets and liabilities:

The following chart shows fair value of financial assests and liabilitites not valued at their fair value, as of September 30th 2016 and December 2015:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,161,938	1,361,222	—	—	—	—	1,161,938	1,361,222
Transactions in the course of collection	485,580	526,046	—	—	—	—	485,580	526,046
Receivables from repurchase agreements and security borrowing	46,534	46,164	—	—	—	—	46,534	46,164
Subtotal	1,694,052	1,933,432	—	—	—	—	1,694,052	1,933,432
Loans and advances to banks
Domestic banks	128,230	45,186	—	—	—	—	128,230	45,186
Central bank	640,222	1,000,433	—	—	—	—	640,222	1,000,433
Foreign banks	313,493	349,576	—	—	—	—	313,493	349,576
Subtotal	1,081,945	1,395,195	—	—	—	—	1,081,945	1,395,195
Loans to customers, net
Commercial loans	—	—	—	—	13,861,298	13,859,949	13,861,298	13,859,949
Residential mortgage loans	—	—	—	—	7,148,720	6,625,557	7,148,720	6,625,557
Consumer loans	—	—	—	—	3,613,823	3,525,034	3,613,823	3,525,034
Subtotal	—	—	—	—	24,623,841	24,010,540	24,623,841	24,010,540
Total	2,775,997	3,328,627	—	—	24,623,841	24,010,540	27,399,838	27,339,167

Liabilities
Current accounts and other demand deposits	7,629,008	8,327,048	—	—	—	—	7,629,008	8,327,048
Transactions in the course of payment	297,673	241,842	—	—	—	—	297,673	241,842
Payables from repurchase agreements and security lending	221,271	184,131	—	—	—	—	221,271	184,131
Savings accounts and time deposits	—	—	—	—	10,584,567	9,902,468	10,584,567	9,902,468
Borrowings from financial institutions	—	—	—	—	1,118,086	1,522,667	1,118,086	1,522,667
Other financial obligations	165,436	173,081	—	—	—	—	165,436	173,081
Subtotal	8,313,388	8,926,102	—	—	11,702,653	11,425,135	20,016,041	20,351,237
Debt Issued
Letters of credit for residential purposes	—	—	33,808	41,849	—	—	33,808	41,849
Letters of credit for general purposes	—	—	4,945	7,206	—	—	4,945	7,206
Bonds	—	—	5,653,672	5,302,742	—	—	5,653,672	5,302,742
Subordinate bonds	—	—	—	—	737,540	788,883	737,540	788,883
Subtotal	—	—	5,692,425	5,351,797	737,540	788,883	6,429,965	6,140,680
Total	8,313,388	8,926,102	5,692,425	5,351,797	12,440,193	12,214,018	26,446,006	26,491,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

• Cash and due from banks	• Current accounts and other demand deposits
• Transactions in the course of collection	• Transactions in the course of payments
• Cash collateral on securities borrowed and reverse repurchase agreements	• Cash collateral on securities lent and repurchase agreements
• Loans and advance to banks	• Other financial obligations

•                  Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc,), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,055,574	1,127,122	(341,956)	(258,213)	(301,429)	(244,064)	(87,306)	(148,023)	324,883	476,822

Derivative financial liabilities	1,067,561	1,127,927	(341,956)	(258,213)	(301,429)	(244,064)	(151,480)	(190,563)	272,696	435,087

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                     Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2016 and December 31, 2015, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2016
Assets	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	1,161,938	—	—	—	—	—	1,161,938
Transactions in the course of collection	485,580	—	—	—	—	—	485,580
Financial Assets held-for-trading	1,411,245	—	—	—	—	—	1,411,245
Cash collateral on securities borrowed and reverse repurchase agreements	20,138	23,232	3,164	—	—	—	46,534
Derivative instruments	49,057	66,930	218,685	195,881	158,733	366,288	1,055,574
Loans and advances to banks (*)	801,055	164,733	97,000	19,734	—	—	1,082,522
Loans to customers (*)	2,938,753	3,134,584	4,284,773	4,872,532	2,961,510	6,812,101	25,004,253
Financial assets available-for-sale	7,034	43,450	42,149	73,839	69,064	163,981	399,517
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,874,800	3,432,929	4,645,771	5,161,986	3,189,307	7,342,370	30,647,163

	As of December 31, 2015
Assets	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	1,361,222	—	—	—	—	—	1,361,222
Transactions in the course of collection	526,046	—	—	—	—	—	526,046
Financial Assets held-for-trading	866,654	—	—	—	—	—	866,654
Cash collateral on securities borrowed and reverse repurchase agreements	35,909	8,704	1,551	—	—	—	46,164
Derivative instruments	74,809	75,895	160,886	323,580	171,498	320,454	1,127,122
Loans and advances to banks (*)	1,063,248	78,056	224,943	29,650	—	—	1,395,897
Loans to customers (*)	2,670,006	2,935,330	4,586,126	4,873,871	2,843,390	6,649,318	24,558,041
Financial assets available-for-sale	124,174	73,409	343,350	76,834	121,680	260,554	1,000,001
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,722,068	3,171,394	5,316,856	5,303,935	3,136,568	7,230,326	30,881,147

(*)    The respective provisions, which amount to Ch$589,372 million (Ch$601,766 million as of December 31, 2015) for loans to customers and Ch$577 million (Ch$702 million as of December 31, 2015) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                    Maturity of Assets and Liabilities, continued:

	As of September 30, 2016
Liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	7,629,008	—	—	—	—	—	7,629,008
Transactions in the course of payment	297,673	—	—	—	—	—	297,673
Cash collateral on securities lent and repurchase agreements	211,621	9,650	—	—	—	—	221,271
Savings accounts and time deposits (**)	4,786,313	1,959,763	3,278,174	332,841	505	197	10,357,793
Derivative instruments	35,839	74,945	193,742	191,984	164,027	407,024	1,067,561
Borrowings from financial institutions	151,133	284,881	535,147	152,029	—	—	1,123,190
Debt issued:
Mortgage bonds	2,572	3,091	6,036	12,356	7,067	4,981	36,103
Bonds	74,190	303,836	402,868	785,358	959,572	2,880,127	5,405,951
Subordinate bonds	10,069	25,982	18,650	54,145	42,057	572,387	723,290
Other financial obligations	127,991	4,556	8,081	20,547	3,567	694	165,436
Total liabilities	13,326,409	2,666,704	4,442,698	1,549,260	1,176,795	3,865,410	27,027,276

	As of December 31, 2015
Liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	8,327,048	—	—	—	—	—	8,327,048
Transactions in the course of payment	241,842	—	—	—	—	—	241,842
Cash collateral on securities lent and repurchase agreements	170,451	13,680	—	—	—	—	184,131
Savings accounts and time deposits (**)	4,575,625	1,687,604	2,975,070	463,454	557	211	9,702,521
Derivative instruments	84,043	97,292	193,171	289,987	135,760	327,674	1,127,927
Borrowings from financial institutions	340,856	126,034	905,878	156,859	—	—	1,529,627
Debt issued:
Mortgage bonds	3,226	3,220	8,157	15,035	9,452	7,291	46,381
Bonds	370,502	141,996	254,426	791,009	1,008,830	2,703,451	5,270,214
Subordinate bonds	2,564	1,756	181,592	52,627	46,038	501,036	785,613
Other financial obligations	132,762	2,108	9,982	19,237	7,928	1,064	173,081
Total liabilities	14,248,919	2,073,690	4,528,276	1,788,208	1,208,565	3,540,727	27,388,385

(**)               Excluding term saving accounts, which amount to Ch$215,042 million (Ch$205,171 million as of December 31, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Subsequent Events:

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between September 30, 2016 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G,	Eduardo Ebensperger O,
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2016

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO